Datadog
Annual Report
2025



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-39051

Datadog, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**27-2825503**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

620 8th Avenue , 45th Floor

New York, New York 10018

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (866) 329-4466

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00001 per share	DDOG	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the registrant's shares of Class A common stock as reported by The Nasdaq Global Select Market on June 30, 2025 was approximately $43.0 billion.

As of February 5, 2026, there were 328,274,648 shares of the registrant's Class A common stock and 24,301,433 shares of the registrant's Class B common stock, each with a par value of $0.00001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

DATADOG, INC.
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

RISK FACTORS SUMMARY

Our operations and financial results and an investment in our Class A common stock are subject to various risks and uncertainties, the most significant of which are summarized below. You should consider carefully the summary below and the risks and uncertainties described in the "Risk Factors" section of this Annual Report on Form 10-K, as well as the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below and in "Risk Factors" are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of such risks or others not specified below or in "Risk Factors" materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline.

- Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations.

- Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- We have a history of operating losses and may not sustain profitability in the future.

- We have a limited operating history, which makes it difficult to forecast our future results of operations.

- We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

- Our business depends on our existing customers purchasing additional subscriptions and products from us and renewing their subscriptions. If our customers do not renew or expand their subscriptions with us, or decrease their spend on our products, our future operating results would be harmed.

- If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

- Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

- If we or our third-party service providers experience, or are unable to protect against cyber-attacks, ransomware, security incidents, or security breaches, or if unauthorized parties otherwise obtain access to our customers' data, our data, or our platform and information technology systems, then our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities or additional expenses.

- Interruptions or performance problems associated with our products and platform capabilities may adversely affect our business, financial condition and results of operations.

- We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

- If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or to changing customer needs, requirements or preferences, our platform and products may become less competitive.

- The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

- We and our third-party service providers are subject to stringent and changing laws, regulations standards, and contractual obligations related to data privacy and security. Actual or perceived failure by us or our third-party service providers to comply with such laws, regulations, standards, or contractual obligations could harm our business.

- The dual class structure of our common stock has the effect of concentrating voting control with holders of our Class B common stock, including our executive officers, directors and their affiliates, which will limit the ability of holders of our Class A common stock to influence the outcome of important transactions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, expenses and other operating results;

- our ability to acquire new customers and successfully retain existing customers;

- our ability to increase usage of our platform and upsell and cross sell additional products;

- our ability to sustain profitability;

- future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

- the costs and success of our sales and marketing efforts, and our ability to promote our brand;

- our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to protect our intellectual property rights and any costs associated therewith;

- our ability to compete effectively with existing competitors and new market entrants;

- the growth rates of the markets in which we compete; and

- the potential impact of general market, political, economic, and business conditions in our industry, or reductions in information technology spending, on our business, results of operations and financial condition.

You should not rely on forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in under the header "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained herein. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made, and we undertake no obligation to update them to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law.

Unless the context otherwise indicates, references in this report to the terms "Datadog", "the Company," "we," "our" and "us" refer to Datadog, Inc. and its subsidiaries.

"Datadog" and other trade names and trademarks of ours appearing in this report are our property. This report contains trade names and trademarks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies' trade names or trademarks to imply an endorsement or sponsorship of us by such companies, or any relationship with any of these companies.

We may announce material business and financial information to our investors using our investor relations website (www.investors.datadoghq.com). We therefore encourage investors and others interested in Datadog to review the information that we make available on our website, in addition to following our filings with the Securities and Exchange Commission, or the SEC, webcasts, press releases and conference calls.

MARKET, INDUSTRY AND OTHER DATA

The statistical data, estimates and forecasts referenced throughout this Annual Report on Form 10-K are based on independent industry publications or other publicly available information, as well as information based on our internal sources. While we believe the industry and market data included in this Annual Report on Form 10-K are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. None of the industry publications referred to in this Annual Report on Form 10-K were prepared on our or on our affiliates' behalf or at our expense. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements," that could cause results to differ materially from those expressed in these publications and other publicly available information.

The Gartner content referenced herein (the "Gartner Content") represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. The Gartner Content speaks as of its original publication date in December 2025 (and not as of the date of this Annual Report on Form 10-K) and the opinions expressed in the Gartner Content are subject to change without notice.

PART I

Item 1. Business

Overview

Datadog is the AI-powered observability and security platform for cloud applications.

Our SaaS platform integrates and automates infrastructure monitoring, application performance monitoring, log management, user experience monitoring, cloud security, service management, and many other capabilities to provide unified, real-time observability and security for our customers' entire technology stack. Datadog is used by organizations of all sizes and across a wide range of industries to enable digital transformation and cloud migration, drive collaboration among development, operations, security and business teams, accelerate time to market for applications, reduce time to problem resolution, secure applications and infrastructure, understand user behavior, and track key business metrics.

Software applications are transforming how organizations engage with customers and operate their businesses. Companies across all industries are re-platforming their businesses to cloud native or hybrid on-premise and cloud infrastructures to enable this digital transformation. And they are increasingly adopting AI capabilities as part of this transformation. Historically, engineering teams and data have been siloed, making the development of next generation applications in dynamic cloud environments challenging. We started Datadog to break this model and facilitate collaboration among development and operations teams, enabling the adoption of DevOps practices. Since then, we have continuously pushed to unify separate tools into an integrated monitoring and analytics platform, readily available to everyone who cares about applications and their impact on business. And while we continue to broaden our capabilities in observability, we have expanded our platform into use cases beyond observability, including cloud security, software delivery, and service management.

With our founding goal of breaking down silos between Dev and Ops, we set out in 2010 to build a real-time data integration platform to turn the chaos of uncorrelated data from disparate sources into digestible and actionable insights. Since launching our first use case with Infrastructure Monitoring in 2012, we have expanded our platform rapidly, and today, we offer end-to-end monitoring and analytics, powered by a common data model that is extensible for use cases across observability, security, software delivery, and service management. In 2025, we launched OnCall to create on-call schedules and integrate real-time observability data into customers' incident response plans, Product Analytics to improve business outcomes and product development decisions with quantitative insights into user experiences and behavior, and Bits AI SRE Agent to autonomously investigate alerts, surface root causes, and draft summaries about incidents.

Our proprietary platform combines the power of metrics, traces, logs, user sessions, security signals, and other data from a single agent and over 1,000 integrations to provide a unified view of infrastructure, application performance and the real-time events impacting performance. Datadog is designed to be cloud agnostic and easy to deploy, with hundreds of out-of-the-box integrations, a built-in understanding of modern technology stacks, and extensive customizations. Customers can deploy our platform across their entire infrastructure, making it ubiquitous and a daily part of the lives of developers, operations engineers, security professionals, product designers, and business leaders.

Our platform currently addresses the IT Operations Management market. According to Gartner, the IT Operations Management market represents a $82 billion opportunity in 2029. Within the IT Operations Management market, the Gartner Health and Performance Analytics (Observability) market represents a $39 billion opportunity in 2029. Beyond Gartner's IT Operations Management market, we have also been expanding our platform and product suite into certain segments of Gartner's Security Software, Application Development, and Analytic Platforms markets. We believe the markets we participate in across Gartner's IT Operations Management, Security Software, Application Development, and Analytic Platforms market in total represent a $187 billion market opportunity in 2029.

We employ a land-and-expand business model centered around offering products that are easy to adopt and have a very short time to value. Our customers can expand their footprint with us on a self-service basis. Our customers often significantly increase their usage of the products they initially buy from us and expand their usage to other products we offer on our platform. We grow with our customers as they expand their workloads in the public and private cloud.

Our Solution and Key Strengths

Datadog was founded on the premise that the old model of siloed developers and IT operations engineers is broken, and that legacy tools used for monitoring static on-premise architectures do not work in modern cloud or hybrid environments. Datadog's cloud-native platform enables development and operations teams to collaborate, quickly build and improve applications, and drive business performance. In recent years, as the platform has expanded to more use cases, Datadog has additionally enabled security teams, data engineers, product designers, developers, and business users to collaborate and improve outcomes. Empowered by our out-of-the box functionality and simple, self-service installation, our customers are able to rapidly deploy our platform to provide application- and infrastructure-wide visibility, often within minutes.

- *Built for dynamic cloud and hybrid infrastructures*. Our innovative platform was born in the cloud and was built to work with ephemeral cloud technologies such as microservices, containers and serverless computing. Our data model was built to work at cloud scale with highly dynamic data sets and processes trillions of events per hour.

- *Simple but not simplistic*. Our platform is easy-to-use with out-of-the-box integrations, customizable drag-and-drop dashboards, real-time visualization and prioritized alerting. The platform is deployed in a self-service installation process within minutes, allowing new users to quickly derive value without any specialized training or heavy implementation or customization. It is highly extensible across a wide array of use cases to a broad set of developers, operations engineers, security professionals, product managers, product designers, platform engineers, customer support staff, and business users. As a result, our platform is integral to business operations and used every day, and our users find increasing value in the solution over time.

- *Integrated data platform*. We were the first to combine the "three pillars of observability" - metrics, traces, and logs - into a single end-to-end platform with the introduction of our log management solution in 2018. Today, our platform combines infrastructure monitoring, application performance monitoring, log management, user experience monitoring, security monitoring, service management, and developer-focused monitoring in one integrated data platform. This approach increases efficiency by reducing both the expense and friction of attempting to glean insights from disparate systems. We are able to provide a unified view across the IT stack, including infrastructure and application performance, as well as the real-time events impacting performance. Each of our products is integrated and, taken together, they provide the ability to view metrics, traces, logs, sessions, security signals, and other data side-by-side and to perform correlation analysis.

- *Built for collaboration*. Our platform was built to break down the silos between developers and operations teams in order to help organizations adopt DevOps practices and improve overall business performance. We provide development and operations teams with a common set of tools to develop a joint understanding of application performance and shared insights into the infrastructure supporting the applications. Additionally, our customizable and interactive dashboards can be shared with business teams to provide them with real-time actionable insights. Over time, as the use cases for our platform have expanded, the types of users that we can serve and help to collaborate have expanded as well, to include security professionals, product managers, product designers, platform engineers, customer support staff, and business users.

- *Cloud agnostic*. Our platform is designed to be deployable across all environments, including public cloud, private cloud, on-premise, multi-cloud, and hybrid environments, allowing organizations to diversify their infrastructure and reduce single vendor dependence.

- *Ubiquitous*. Datadog is frequently deployed across a customer's entire infrastructure, making it ubiquitous. Compared to legacy systems that are often used only by a few users in an organization's IT operations team, Datadog is a daily part of the lives of developers, operations engineers and business leaders.

- *Integrates with our customers' complex environments*. We enable development and operations teams to harness the full spectrum of SaaS and open source tools. We have over 1,000 out-of-the-box integrations with technologies to provide significant value to our customers without the need for professional services. Our integrations provide for comprehensive data point aggregation and consistent, up-to-date, high-quality customer experiences across heterogeneous IT environments as they are fully maintained by Datadog.

- ***Powered by robust artificial intelligence and machine learning capabilities***. Our platform ingests massive amounts of data, which we correlate and analyze for actionable insights. Our platform features an increasingly broad and deep set of artificial intelligence and machine learning capabilities that can cross-correlate metrics, traces, logs, sessions, security signals, and other data to identify outliers and notify users of potential anomalies; discover and help resolve issues quickly with automated root cause analysis; augment the troubleshooting workflow with contextual insights; and recommend and implement incident resolution actions; all with the goal of improving business outcomes.

- ***Scalable***. Our SaaS platform is delivered through the cloud. Our platform is massively scalable, currently monitoring trillions of events per hour and millions of servers and containers at any point in time. We offer secure, easily accessible data retention at full granularity for extensive periods of time, which can provide customers with a complete view of their historical data.

Key Benefits to Our Customers

Organizations of all sizes, in all industries, both private and public, purchase our products for a variety of use cases. As of December 31, 2025, we had approximately 32,700 customers in over 160 countries. Our platform provides the following key benefits to our customers:

- ***Accelerate digital transformation***. We enable customers to take full advantage of the cloud to develop and maintain mission-critical applications with agility and with confidence in the face of increasing business and time pressure and complexity of underlying infrastructure. As a result, our platform helps accelerate innovation cycles, deliver exceptional digital experiences and optimize business performance.

- ***Reduce time to problem detection and resolution***. Using infrastructure, APM, log data, and data from integrations in our unified platform, our customers are able to quickly isolate the root cause of application issues in one place where they otherwise would be required to spend hours trying to investigate using multiple tools. The reduction in mean time to detection and mean time to resolution helps our customers avoid lost revenues and enhance customer experience.

- ***Improve agility of development, operations, security and business teams***. We eliminate the historical silos of development and operations teams and provide a platform that enables efficient and agile development through the adoption of DevOps and DevSecOps. Our platform enables development, operations and security teams to collaborate closely with a shared understanding of data and analytics. This helps them develop a joint understanding of application performance and shared insights into the infrastructure supporting the applications.

- ***Enable operational efficiency***. Our solution is easy to install, which eliminates the need for heavy implementation costs and professional services. We have hundreds of integrations with key technologies, from which our customers can derive significant value, avoiding internal development costs and professional services required to create those integrations. Our customer-centric pricing model is tailored to customers' desired usage needs. Our platform empowers customers to better understand the operational needs of their applications and IT environments, enabling greater efficiency in resource allocation and spend on cloud infrastructure.

Our Growth Strategies

We intend to pursue the following growth strategies:

- ***Expand our customer base by acquiring new customers***. We believe there is a substantial opportunity to continue to grow our customer base. We intend to drive new customer additions by expanding our sales and marketing efforts in the markets we serve.

- ***Expand within our existing customer base through broader deployments, new use cases and new product adoption***. Our base of approximately 32,700 customers as of December 31, 2025 represents a significant opportunity for further sales expansion. We plan to continue to increase sales within our existing customer base through increased usage of our platform and the cross selling of additional products.

- ***Expand our technology leadership through continued investment and new products***. We intend to invest in expanding the functionality of our current platform and adding capabilities that address new market opportunities. We have a history of continued innovation. For example, in 2017 we launched APM; in 2018 we launched Log Management; in 2019 we launched Digital Experience Monitoring and Network Performance Monitoring; in 2020 we launched Cloud SIEM, Continuous Profiler and Incident Management; in 2021 we launched Cloud Security Posture Management, Cloud Workload Security, Database Monitoring, and Sensitive Data Scanner; in 2022 we launched Application Security Management, Cloud Security Management, Audit Trail, Observability Pipelines, Cloud Cost Management, and Universal Service Monitoring; in 2023 we launched Application Vulnerability Management, Data Streams Monitoring, and Workflow Automation; in 2024 we launched Event Management and LLM Observability; and in 2025 we launched OnCall, Product Analytics, and Bits AI SRE.

- ***Expand our customer base internationally***. We believe there is a significant opportunity to continue to expand usage of our platform outside of the United States, as international markets have increased the shift of their IT spend to the cloud.

Our Platform

Our proprietary platform provides real-time insights into software applications and IT infrastructure performance to enable better user experiences, faster problem detection and resolution and smarter, more impactful business decisions. Our platform is modular and includes infrastructure monitoring, application performance monitoring, log management, user experience monitoring, network performance monitoring, cloud and application security, developer-focused observability, service management, and product analytics, as well as a range of shared features such as sophisticated dashboards, advanced analytics, collaboration tools, workflow automation, and alerting capabilities. Many of our products are fully capable stand-alone so clients can choose to use different capabilities incrementally or deploy many at once. When deployed together, our products automatically enable cross-correlation, which in turn allows customers to gain greater levels of visibility across their infrastructure and applications to more rapidly troubleshoot problems.

Our platform is supported by more than 1,000 integrations to seamlessly aggregate metrics and events across all of the systems and services that power digital businesses. Our easy-to-use platform is deployed through a self-service installation process. Users can derive value from our platform within minutes without any specialized training or heavy implementation or customization. Customers can easily expand their usage of our platform on a self-serve basis, adding hosts or volumes of data monitored. Our platform is massively scalable currently monitoring trillions of events per hour and millions of servers and containers.

The key elements that can be leveraged across our platform:

- ***Single Pane of Glass.*** Our ability to provide a unified source of data enables users to access information from a single platform and easily explore multiple data sources. Through a single dashboard and with a common data framework, users are able to access and explore all of the relevant performance data. Users are able to more quickly assess and resolve their issues without having to toggle between multiple products.

- ***Robust, Deep Data Set.*** Our client-side collection technology relies on installation of a single agent for metrics, traces, logs, and other data, allowing for a simple, seamless deployment experience for the customers. We ingest massive amounts of complex data and normalize it. The volume of data associated with combining infrastructure, APM, log management, and other products provides for a dramatically more robust data set than any of the individual data sources would provide on their own.

- ***SaaS Platform.*** Our cloud based multi-tenant SaaS platform allows for real-time ingestion, and analysis of massive amounts of data, without our customers needing to worry about the provisioning, sizing and capacity of their monitoring platform.

- ***One Data Model.*** Every piece of data that is ingested by our platform is consistently tagged with metadata regardless of its type. This allows for different kinds of performance data, such as a log event and an application trace, to be queried together, correlated, alerted on, and visualized in a common user interface.

- ***Cross-Correlation.*** All of our solutions are integrated and work cohesively to provide a deep level of context and insight into what is occurring in a customer's IT environment and power faster troubleshooting.

- ***Out-Of-The-Box, Actionable Insights.*** From the moment of installation, our platform provides actionable insights through customizable dashboards, predictive analytics, automated correlations, visualizations and alerting.

- **High Accuracy Machine-Learning Capabilities and Predictive Capabilities Powered by the Network Effect.** Our multi-tenant cloud platform analyzes massive data sets ingested across our customers and their IT environments. It uses machine learning to predict and identify sources of performance or availability issues that customers share due to dependencies on common service providers or third-party services.

- **1,000+ Fully Supported Integrations.** We offer more than 1,000 out-of-the-box integrations including public cloud, private cloud, on-premise hardware, databases and third-party software.

- **Automated Alerts.** We offer sophisticated real time alerting capabilities in the platform that detects issues, alerts users, and integrates with their service management systems.

Our platform consists of products that can be used individually or as a unified solution, and includes a Marketplace where customers can access products built by our partners on top of the Datadog platform. Our products include:

- **Infrastructure Monitoring.** Our Infrastructure Monitoring platform provides real-time monitoring of IT infrastructure across public cloud, private cloud and hybrid environments, as well as in containers and serverless architectures, ensuring performance, and availability of applications. All infrastructure data is located in one repository with automatic correlation, regardless of environment size or rate of change, to provide a fulsome view of everything that is occurring across the IT ecosystem.

- **Application Performance Monitoring (APM).** APM provides full visibility into the health and functioning of applications regardless of the deployment environment. Code-level distributed tracing across microservices, hosts, containers and serverless computing functions allows our customers to gain deep insights into application and code performance.

- **Log Management.** Log Management for applications, systems and cloud platforms ingests data, creates indexes and enables querying of logs with visualizations and alerting to provide immediate insight into any performance issues. Logging Without Limits® decouples the cost of log ingestion from processing, allowing customers to cost effectively collect a massive volume of logs and selectively process those they need to monitor. Flex Logs decouples storage from query, so customers can adjust their retention and querying capacity independently and serve more use cases within the Datadog platform.

- **Observability Pipelines.** Observability Pipelines enables IT and security teams to cost-effectively collect, transform, and route logs, metrics, and traces from any source to any destination at scale.

- **Synthetics.** Synthetics provides user-experience monitoring of applications and API endpoints via simulated AI-powered user requests to proactively track application performance and ensure uptime.

- **Real User Monitoring (RUM).** RUM provides analysis and visualization of the performance of web browser and mobile applications as experienced by actual users.

- **Product Analytics.** Product Analytics provides engineering leaders, product owners, and product managers a complete picture of product, user, and performance data across applications, helping users to take action to improve business outcomes related to higher monthly active users, conversions, or average order value.

- **Continuous Profiler.** Continuous Profiler measures code level performance in any environment through an always-on, and low overhead solution. This allows customers to quickly identify and optimize the slowest and most resource-consuming parts in application code in order to improve mean time to resolution, reduce application latency, and lower cloud costs.

- **Database Monitoring.** Database Monitoring allows customers to view query metrics and explain plans from all of their databases in a single place. With Database Monitoring, they can quickly pinpoint costly and slow queries and drill into precise execution details to address bottlenecks. Additionally, query, host, and application metric correlation makes it easy to identify and understand the impact of resource constraints on database performance.

- **Data Observability.** Data Observability brings production-level observability to the data engineering space, and consists of Data Streams Monitoring (DSM) and Data Jobs Monitoring (DJM). DSM enables customers to easily track and improve the performance of event-driven applications. DJM helps data platform teams and data engineers detect, remediate, and optimize problematic Spark and Databricks jobs.

- **LLM Observability.** LLM, or Large Language Model, Observability provides end-to-end tracing of LLM chains with visibility into input-output, errors, token usage, and latency at each step. LLM Observability seamlessly correlates LLM traces with APM and utilizes cluster visualization to identify drifts, enabling users to swiftly resolve issues and scale AI applications in production, while improving accuracy and reducing privacy risks.

- **Error Tracking.** Error Tracking reduces noise by intelligently grouping errors into issues across frontend and backend applications. By providing rich debug context, down to lines of code, Error Tracking helps users identify root problems, accelerating incident resolution.

- **Network Monitoring.** Cloud Network Monitoring enables the analysis and visualization of the flow of network traffic in on-premise, cloud-based or hybrid environments, helping customers determine when the network is the root cause of an issue. Network Device Monitoring seamlessly consolidates monitoring and troubleshooting of network hardware, such as routers, firewalls, switches, load balancers, and other network devices.

- **Incident Response.** Incident Response unifies monitoring, paging, and incident management into one seamless workflow. By integrating real-time observability data into the incident response plan, it enables smarter, faster decision making and saves critical remediation time.

- **Workflow Automation and App Builder.** Workflow Automation enables customers to easily automate and orchestrate processes across their tech stacks, with hundreds of out-of-the-box actions and dozens of customizable blueprints. App Builder provides a low-code solution to rapidly develop and integrate secure customized applications to accelerate remediation at scale.

- **Event Management.** Event Management uses AI and machine learning technologies to intelligently aggregate and consolidate alerts into one consistent view to help centralized operations teams discover and resolve issues faster. Event Management helps teams paint a complete picture of incidents and their underlying causes by reducing noise and enriching events with observability context.

- **Bits AI SRE.** Bits AI SRE is an always-on, AI-enabled SRE agent built to handle complex troubleshooting. Powered by Datadog's vast dataset and developed against thousands of real-world incidents, Bits AI SRE pinpoints root causes quickly, helping teams confidently restore services faster.

- **Cloud Cost Management.** Cloud Cost Management provides granular visibility into costs across cloud resources, automatically surfacing changes in cloud costs and visualizing cost data alongside metrics, traces, logs, and other data, and making it easy to find and fix cost inefficiencies.

- **Cloud Security.** Cloud Security uses agentless technology to scan customers' infrastructure to identify vulnerabilities, misconfigurations, identity risks, and compliance violations. Tightly integrated in the Datadog unified platform, Cloud Security allows users to detect, prioritize, and fix security issues faster and more effectively improve their organization's security posture.

- **Code Security.** Code Security delivers runtime-based prioritization of vulnerabilities with a platform approach to remediation, and clear visibility into remediation progress across the software development life cycle. Code Security capabilities include securing code in development, including first-party code as well as third-party, open-source code and securing code at runtime.

- **Cloud SIEM.** Cloud SIEM (Security Information and Event Management) allows customers to detect and investigate threats across dynamic, cloud-scale environments, and cost-effectively store and analyze operational and security logs in real-time, while using out-of-the-box integrations and detection rules to automatically surface threats and visually investigate them.

- **Threat Management.** Threat Management includes detecting threats in infrastructure with Workload Protection, and detecting threats in applications with App & API Protection. Workload Protection performs deep, in-kernel analysis of workload activity across hosts and containers to uncover threats. App & API Protection helps teams secure APIs with unified visibility, posture management, and runtime protection.

- **Sensitive Data Scanner.** Sensitive Data Scanner helps businesses meet compliance goals by discovering, classifying, and redacting sensitive data, in real-time and at scale. Datadog scans for patterns of sensitive data upon ingestion and then hashes or redacts it, following built-in or user-defined rules to support compliance with GDPR, HIPAA, CCPA, and more.

- **CI Visibility.** CI, or Continuous Integration, Visibility provides deep insight into the health and performance of customers' CI environment. Pipeline Visibility allows platform engineers to detect and find the root cause of slow or failing pipelines, builds, and jobs across all their CI providers in a single place. Test Visibility auto-instruments every test service to help developers detect and resolve slow, failing, and flaky tests.

Sales and Marketing

Our sales team is segmented into four revenue-generating areas: an enterprise sales team that sells to large businesses; a high velocity inside sales team that is focused on acquiring new customers; a customer success team that handles new customer on-boarding and expansions in existing customers; and a partner team that works with resellers, system integrators, referral partners and managed service providers. Each of these teams is further split regionally for geographic coverage across the Americas, Asia-Pacific, or APAC, and Europe, the Middle East and Africa, or EMEA, regions. The sales teams work with marketing to actively pursue leads generated from marketing programs and help take prospective customers through an evaluation and purchase process.

We focus our multi-touch marketing efforts on the strength of our product innovation, the value we provide, and our domain expertise. We target the development and IT operations community through our marketing activities, using diverse tactics to connect with prospective customers, such as content marketing, email marketing, events, digital advertising, social media, public relations, partner marketing and community initiatives. We offer prospective customers free trials to help them understand the power of our platform. We also host and present at regional, national, global and virtual events to engage both customers and prospects, deliver product training, share best practices and foster community.

As of December 31, 2025, we had approximately 3,600 employees in our sales and marketing organization, including sales development, field sales, sales engineering, technical solutions, business development, sales operations, sales strategy, customer success and marketing personnel. We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

Research and Development

Our research and development organization is responsible for the design, development, testing and delivery of new technologies, features and integrations of our platform, as well as the continued improvement and iteration of our existing products. It is also responsible for operating and scaling our platform including the underlying cloud infrastructure. Our research and development investments seek to drive core technology innovation and bring new products to market. This includes our focus on AI-driven innovation: we have created an AI Research Lab to develop novel solutions, and engineers across our research and development organization are tasked with using AI and developing AI capabilities within their platform and product areas. Research and development employees are located primarily in our New York and Paris offices, as well as remotely distributed.

Our research and development team consists of our software engineering, product management, development and site reliability engineering teams. As of December 31, 2025, we had approximately 3,900 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to extend our platform and products.

Our Competition

The worldwide monitoring and analytics market is and has been highly competitive for decades and is rapidly evolving. We compete on the basis of a number of factors, including:

- ability to provide unified, real-time observability of IT environments;

- ability to operate in dynamic and elastic environments;

- extensibility across the enterprise, including development, operations and business users;

- propensity to enable collaboration between development, operations and business users;

- ability to monitor any combination of public clouds, private clouds, on-premise and multi-cloud hybrids;

- ability to provide advanced analytics and machine learning;

- ease of deployment, implementation and use;

- breadth of offering and key technology integrations;

- performance, security, scalability and reliability;

- quality of service and customer satisfaction;

- total cost of ownership; and

- brand recognition and reputation.

Our unified platform combines functionality from numerous traditional product categories, and hence we compete in each of these categories with different vendors:

- with respect to on-premise infrastructure monitoring, we compete with diversified technology companies and systems management vendors including IBM, Microsoft Corporation, and SolarWinds Corporation.

- with respect to APM, we compete with Cisco Systems, Inc., New Relic, Inc. and Dynatrace Software Inc.

- with respect to Log Management, we compete with Cisco Systems, Inc., and Elastic N.V.

- with respect to Cloud monitoring, we compete with native solutions from cloud providers such as Amazon Web Services, or AWS, Microsoft Azure, and Google Cloud Platform, or GCP.

Additionally, we compete with home-grown and open-source technologies across the categories described above. We believe that we compete favorably with respect to the factors listed above. However, many of our competitors have greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets.

Human Capital Management

As of December 31, 2025, we had approximately 8,100 employees operating across 35 countries. Approximately 44% of our full-time employees as of that date were located outside of the United States, 34% of whom were located in France. In countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property, including our proprietary technology, software, know-how and brand. We use open source software in our services. Our API libraries and agent used by customers to send data to our proprietary platform are licensed by us on an open source basis.

As of December 31, 2025, we own 43 patents globally, 18 patent applications pending for examination in the United States, 3 pending PCT applications, and 3 pending foreign patent applications. The pending U.S. patent applications, if issued, would be scheduled to expire between 2043 and 2045. Despite our pending patent applications, there can be no assurance that our patent applications will result in issued patents. As of December 31, 2025, we own 11 registered trademarks in the United States and 127 registered trademarks in various non-U.S. jurisdictions. However, as we have expanded internationally, we have been unable to register or obtain the exclusive right to use the Datadog trademark in certain jurisdictions, and as we continue to expand may face similar issues in other jurisdictions.

Although we rely on intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our proprietary platform are more essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, internal documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled "Risk Factors" for a more comprehensive description of risks related to our intellectual property.

Corporate Information

We were incorporated in Delaware in June 2010. Our principal executive offices are located at 620 8th Avenue, 45th Floor, New York, New York 10018, and our telephone number is (866) 329-4466. Our website address is www.datadog.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are filed with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at www.investors.datadoghq.com when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties including those described below. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks or others not specified below materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline.

Risks Associated with our Growth

Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of unfavorable changes in our industry or the global economy on us or our customers and potential customers. Unfavorable conditions in the economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth in the United States or abroad, changes in trade policies, such as trade wars, tariffs or other trade restrictions or the threat of such actions, financial and credit market fluctuations, fluctuating inflation and interest rates, international trade relations, political turmoil, natural catastrophes, outbreaks of contagious diseases, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, such as the conflicts in Ukraine and the Middle East, could cause a decrease in business investments, including spending on information technology, disrupt the timing and cadence of key industry events, and negatively affect the growth of our business and our results of operations. Such catastrophic and disruptive events have and may adversely affect workforces, economies and financial markets globally, leading to a reduction in the ability of, or the inability of, customers, partners, suppliers, vendors or other parties to meet their contractual obligations, and for a period of time, a reduction in customer spending on technology, and such conditions have and may reoccur in the future. For instance, there is currently significant uncertainty about trade policies, treaties, tariffs and taxes. Even in the absence of tariffs or other trade restrictions, the related uncertainty with respect to international trade may lead to continuing volatility in U.S. and global financial and economic conditions and commodity markets, declining consumer confidence, significant inflation and diminished expectations for the economy, and ultimately reduced usage and demand for our products. The war in Ukraine, conflicts in the Middle East and related political and economic responses such as sanctions imposed on Russia, may also exacerbate these issues and trends especially in these regions. In addition interest rates remain elevated, which may dampen economic growth and cause companies to moderate spending on information technology. These types of unfavorable conditions could disrupt the timing of and attendance at key industry events, which we rely upon in part to generate sales of our products. If those events are disrupted, our marketing investments, sales pipeline and ability to generate new customers and sales of our products could be negatively and adversely affected. Our competitors, many of which are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers and may be less dependent on key industry events to generate sales for their products. The increased pace of consolidation in certain industries may result in reduced overall spending on our products and solutions. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or how any such event may impact our business.

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $3,427.2 million, $2,684.3 million and $2,128.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on a number of factors, including our ability to:

- price our products effectively so that we are able to attract new customers and expand sales to our existing customers;

- expand the functionality and use cases for the products we offer on our platform;

- maintain and expand the rates at which customers purchase and renew subscriptions to our platform;

- provide our customers with support that meets their needs;

- continue to introduce our products to new markets outside of the United States;

- successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our platform; and

- increase awareness of our brand on a global basis and successfully compete with other companies.

Additional factors that may impact the growth of our revenue are described under Part I — Item 1. Business in this Annual Report on Form 10-K.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

In addition, we expect to continue to expend substantial financial and other resources on:

- our technology infrastructure, including systems architecture, scalability, availability, performance and security;

- our sales and marketing organization to engage our existing and prospective customers, increase brand awareness and drive adoption of our products;

- product development, including investments in our product development team and the development of new products and new functionality for our platform as well as investments in further optimizing our existing products and infrastructure;

- acquisitions or strategic investments;

- international expansion; and

- general administration.

These investments may not result in increased revenue growth in our business. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. In future periods if our revenue growth does not meet our expectations or increase at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations may be harmed, and we may not maintain profitability in the future.

We have a history of operating losses and may not sustain profitability in the future.

Prior to the year ended December 31, 2023, we incurred net losses in each fiscal year since our inception, including a net loss of $(50.2) million in the year ended December 31, 2022. While we have experienced significant revenue growth in recent periods and periods of profitability, we are not certain whether or when we will obtain a high enough volume of sales to sustain or increase our growth or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend significant funds to further develop our platform, including by introducing new products and functionality, and to expand our inside and field sales teams and customer success team to drive new customer adoption, expand use cases and integrations, and support international expansion. We will also face increased compliance costs associated with growth and the expansion of our customer base. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to sustain profitability, the value of our business and Class A common stock may significantly decrease.

We have a limited operating history at our current scale, which makes it difficult to forecast our future results of operations.

As a result of our limited operating history at our current scale and the introduction of several new products in recent years, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our products, increasing competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and sales of our products. We cannot be certain if our operations will continue to generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests. See also "Risks Related to Our Outstanding Notes."

Strategic and Operational Risks

Our business depends on our existing customers purchasing additional subscriptions and products from us and renewing their subscriptions. If our customers do not renew or expand their subscriptions with us, or decrease their spend on our products, our future operating results would be harmed.

Our future success depends in part on our ability to sell additional subscriptions and products to our existing customers, and our customers renewing their subscriptions when the contract term expires. The terms of our subscription agreements are primarily monthly or annual, with some quarterly, semiannual and multi-year. Our customers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. In order for us to maintain or improve our results of operations, it is important that our customers renew or expand their subscriptions with us. Whether our customers renew or expand their subscriptions with us may be impacted by a number of factors, including business strength or weakness of our customers, customer usage, customer satisfaction with our products and platform capabilities and customer support, our prices, the capabilities and prices of competing products, mergers and acquisitions affecting our customer base, consolidation of affiliates' multiple paid business accounts into a single paid business account, or reductions in our customers' spending on IT solutions or their spending levels generally. These factors may be exacerbated by unfavorable conditions in the economy, see "Risks Associated with our Growth—Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations" above. These factors may also be exacerbated if, consistent with our growth strategy, our customer base continues to grow to encompass larger enterprises, which may also require more sophisticated and costly sales efforts. Certain customers and cohorts of customers in specific industries have or in the future may increase usage of our product and then seek to optimize their usage, renew their subscriptions on terms less favorable to us, or not renew their subscriptions, which may result in revenue volatility. For example, in prior periods customers in our cloud-native cohort, and more recently larger customers in our AI-native cohort, which cohort includes our largest customer and represented approximately seven percentage points of our year-over-year revenue growth for the quarter ended December 31, 2025, have rapidly increased their usage of our product and then optimized or may in the future optimize their usage or fail to renew their subscriptions. If our customers do not purchase additional subscriptions and products from us, reduce their usage, fail to renew their subscriptions or renew on different terms, our revenue and dollar-based net retention may decline and our business, financial condition and results of operations may be harmed.

If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing solutions. Many enterprises have invested substantial personnel and financial resources to integrate traditional on-premise architectures into their businesses and, therefore, may be reluctant or unwilling to migrate to cloud computing. Further, the adoption of SaaS business software may be slower in industries with heightened data security interests or business practices requiring highly-customizable application software. In addition, as our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to compete with our platform and products, our ability to sell subscriptions for our products could be impaired. Similarly, our subscription sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase our customer base and achieve broader market acceptance of our products and platform capabilities will depend to a significant extent on our ability to expand our sales and marketing organization. We plan to continue expanding our direct sales force, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, including in channels in which we have limited or no experience to date. Our business and results of operations will be harmed if our sales and marketing efforts do not generate significant increases in revenue or increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

If we or the third-parties with whom we work experience, or are unable to protect against cyber-attacks, ransomware, security incidents, or security breaches, or if unauthorized parties otherwise obtain access to or otherwise compromise our customers' data, our data, or our platform and information technology systems, then our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities or additional expenses.

We collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of and share personal, confidential, and proprietary information and other information (collectively, sensitive information) necessary to provide our services, to operate our business, for legal and marketing purposes, and for other business-related purposes.

Our platform and products involve the storage and transmission of data, including personal information, and security breaches or unauthorized access to our platform and products, or those of the third-parties with whom we work, could result in the unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to sensitive information including our customers' data. Consequently, we may be subject to significant litigation, indemnity obligations, fines, penalties, disputes, investigations and other liabilities. We have previously and may in the future become the target of cyber-attacks by third parties, including without limitation nation-state actors, seeking to gain unauthorized access to and exfiltrate our or our customers' data, including confidential and personal information, or to disrupt our ability to provide our services. Cyber-attacks, computer malware, viruses, employee mistakes or malfeasance, social engineering (including through deep fakes and spear phishing), malicious code, denial-of-service attacks, credential harvesting and general hacking have become more prevalent in our industry, particularly against cloud services, and have become enhanced or facilitated by artificial intelligence. Ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are prevalent and can lead to significant interruptions, delays, or outages in our operations, loss of data (including customer data), loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments). In addition, many of our employees work remotely and utilize network connections, computers and devices outside our premises or network, which may pose additional data security risks (including, for example, the increasing number of phishing and malicious emails we continue to receive). The reliability and continuous availability of our platform is critical to our success.

We use third-parties, including sub-processors, to help us deliver services to our customers. These vendors, such as cloud infrastructure providers, store or process personal and confidential information for us or our customers. We use third-party technology, systems and services in a variety of contexts, including, without limitation, cloud infrastructure, encryption and authentication technology, employee email, content delivery to customers, back-office support, credit card processing and other functions. While we have taken steps designed to protect the confidential and personal information that we have access to, our security measures or those of the third-parties with whom we work that store or otherwise process certain of our and our customers' data on our behalf could be breached or we could suffer a loss of our or our customers' data. Our ability to monitor these third-parties' data security is limited, and they may not have adequate information security measures in place. Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our platform, systems and networks or the systems and networks of third parties that support us and our services. Despite the security controls we have in place, such attacks are very difficult to avoid.

There can be no assurance that any security measures that we or the third-parties with whom we work have implemented will be effective against current or future security threats. While we have developed systems and processes designed to protect the integrity, confidentiality, and security of our and our customers' data, our security measures or those of the third-parties with whom we work could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data.

Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services. Any security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our brand, reduce the demand for our products, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.

In addition, we do not directly control content that our customers store in our products. If our customers use our products for the collection, transmission or storage of personal information and our security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability. Our remediation efforts may not be successful. We employ a shared responsibility model where our customers are responsible for using, configuring, and otherwise implementing security measures related to our platform, services, and products. As part of this shared responsibility security model, we make certain security features available to our customers that can be implemented at our customers' discretion, or identify security areas or measures for which our customers are responsible. In certain cases our customers may choose not to implement, or may incorrectly implement, those features or measures, misuse our services, or otherwise experience their own vulnerabilities, policy violations, credential exposure, or security incidents. Even if we are not the cause of a resulting customer security issue or incident, our customer relationships, reputation, and business may be adversely impacted. Some of our customers may be subject to the EU's Digital Operational Resilience Act (DORA) and similar regulatory requirements in the United Kingdom related to operational resilience, which has led and will lead certain of our customers to negotiate additional specific provisions with us, including certain mandatory risk management, transparency and continuity provisions. If we fail to materially comply with these contractual requirements, we may be subject to investigations, audits or other adverse consequences.

We also process, store and transmit our own data as part of our business and operations. This data includes personal, confidential or proprietary information. We may expend significant resources, fundamentally change our business activities and practices, or modify our operations or information technology in an effort to protect against security incidents and to mitigate, detect, and remediate actual and potential vulnerabilities.

We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, however, detect and remediate all such vulnerabilities on a timely basis. Among other things, our applications, systems, networks, software, other computer assets and physical facilities have been and in the future could be breached or could otherwise malfunction or fail, or the sensitive information that we store could be otherwise compromised due to employee error or malfeasance, if, for example, third parties fraudulently induce our employees or our members to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. For example, in April 2025, we notified customers of access by an unauthorized third party to a number of Datadog source code repositories arising from compromised employee account credentials. After discovering the access, we revoked the credentials and terminated the unauthorized access. However, such unauthorized access may increase our vulnerability to certain attacks at a later date through exploitation of our source code, including the exploitation of potential vulnerabilities in the Datadog platform or products, or information stored within the source code. Additionally, from time to time employees or service providers may inadvertently misconfigure resources or misdirect certain communications, leading to security vulnerabilities or incidents that we must then expend effort and incur expenses to correct.

We may have contractual and other legal obligations, or we may voluntarily choose, to notify relevant stakeholders of security incidents. For instance, most jurisdictions have enacted laws, such as the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. Such mandatory contractual and legal disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach, and any failure to provide appropriate notice may violate the terms of our customer contracts. Applicable laws, our contracts and our representations require us to implement and maintain industry-standard or reasonable measures to safeguard personal information or confidential information. A security breach could lead to claims by our customers, or other relevant stakeholders, that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. Further, our contracts may not contain limitations of liability, and even where they do, there can be no assurance that any limitations of liability would be enforceable or adequate or would otherwise protect us from liabilities or damages.

The costs to respond to a security breach and/or mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.

Additionally, we cannot be certain that our insurance coverage will be adequate or sufficient for fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of privacy or security incidents or breaches. If the impacts of a privacy or security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage, cyber coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of sensitive information.

Real or perceived errors, failures or bugs in our software could adversely affect our business, results of operations, financial condition and growth prospects.

Our software is complex and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future. Our software is used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which may cause errors or failures in the IT environment into which our software is deployed. This diversity increases the likelihood of errors or failures in those IT environments. Despite testing by us, real or perceived errors, failures or bugs may not be found until our customers use our software. Our systems could also be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies, and such vulnerabilities may not be discovered during our due diligence. Real or perceived errors, failures or bugs in our products could result in negative publicity, security breaches or other security incidents, loss of or delay in market acceptance of our software, regulatory investigations and enforcement actions, harm to our brand, weakening of our competitive position, or claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures or bugs in our software could also impair our ability to attract new customers, retain existing customers or expand their use of our software, which would adversely affect our business, results of operations and financial condition.

Interruptions or performance problems associated with our products and platform capabilities may adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our products and platform capabilities at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, denial of service attacks, or other security-related incidents. For example, in March 2023, our platform experienced widespread outages across multiple products and regions, which was substantially resolved in approximately a day.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our users are unable to access our products and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and products, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

As usage of our platform capabilities grow, we will need to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base. Any failure of or delay in these efforts could result in impaired system performance and reduced customer satisfaction, resulting in decreased sales to new customers, lower dollar-based net retention rates or, the issuance of service credits or requested refunds, which would hurt our revenue growth and our reputation. Further, any failure in optimizing our spend on third-party cloud services as we scale could negatively impact our gross margins. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

We rely upon third-party providers of cloud-based infrastructure to host our products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

We outsource substantially all of the infrastructure relating to our cloud solution to third-party hosting services. Customers of our cloud-based products need to be able to access our platform at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Our cloud-based products depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services' infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, outbreaks of contagious diseases, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based products. A prolonged service disruption affecting our cloud-based solution for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

We offer free trials and a free tier of our platform to drive developer awareness of our products, and encourage usage and adoption. If these marketing strategies fail to lead to customers purchasing paid subscriptions, our ability to grow our revenue will be adversely affected.

To encourage awareness, usage, familiarity and adoption of our platform and products, we offer free trials and a free tier of our platform. These strategies may not be successful in leading customers to purchase our products, as users of our free tier may not lead to them or others within their organization purchasing and deploying our platform. To the extent that users do not become, or we are unable to successfully attract paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

- fluctuations in demand for or pricing of our platform and products;

- fluctuations in usage of our platform and products;

- our ability to attract new customers;

- our ability to retain our existing customers;

- customer expansion rates and the pricing and quantity of subscriptions renewed;

- the pricing of subscriptions from customers in our cloud-provider marketplaces;

- timing and amount of our investments to expand the capacity of our third-party cloud infrastructure providers;

- seasonality driven by industry conferences;

- the investment in new products and features relative to investments in our existing infrastructure and products;

- the timing of our customer purchases;

- fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

- changes in customers' budgets and in the timing of their budget cycles and purchasing decisions;

- our ability to control costs, including our operating expenses;

- the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

- the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

- the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

- the effects of acquisitions and their integration;

- general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting regions and industries in which our customers participate, including those impacted by the war in Ukraine and conflicts in the Middle East;

- the effects of trade policies, such as trade wars, tariffs or other trade restrictions or the threat of such actions;

- the effect of other economic factors, including inflation, pricing and currency fluctuations;

- the impact of new accounting pronouncements;

- changes in regulatory or legal environments that may cause us to incur, among other elements, expenses associated with compliance;

- changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and platform capabilities.

The global economy, including credit and financial markets, has experienced periods of volatility and disruptions, including periods of diminished liquidity and credit availability, changes in consumer confidence, fluctuations in economic growth, volatility in unemployment rates, fluctuating inflation and interest rates, and uncertainty about economic stability. For a discussion of certain of these economic, political, regulatory, and market risks, see "Risks Associated with our Growth—Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations". Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, or do not improve, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including personnel costs.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Seasonality may cause fluctuations in our sales and results of operations.

Historically, we have experienced seasonality in new customer bookings, as we typically enter into a higher percentage of subscription agreements with new customers and renewals with existing customers in the fourth quarter of the year. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality will continue to affect our bookings and our results of operations in the future, and might become more pronounced as we continue to target larger enterprise customers.

Downturns or upturns in our sales may not be immediately reflected in our financial position and results of operations.

Because we recognize a large portion of our revenue ratably over the term of the subscription agreement, any decreases in new subscriptions or renewals in any one period may not be immediately reflected as a decrease in revenue for that period, but could negatively affect our revenue in future quarters. This also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period, as revenue is recognized over the term of the subscription agreement. In addition, fluctuations in monthly subscriptions based on usage could affect our revenue on a period-over-period basis. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock would decline substantially, and we could face costly lawsuits, including securities class actions.

We target enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

We have a field sales team that targets enterprise customers. Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, enterprise customers may require considerable time to evaluate and test our solutions and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Moreover, large enterprise customers often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment.

If we fail to retain and motivate members of our management team or other key employees, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers, particularly Olivier Pomel, our co-founder and Chief Executive Officer, Alexis Lê-Quôc, our co-founder and Chief Technology Officer, and David Obstler, our Chief Financial Officer, as well as our other key employees in the areas of research and development and sales and marketing functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our products and platform capabilities.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing SaaS applications,those experienced with artificial intelligence and machine learning, and experienced sales professionals. If we are unable to attract such personnel in cities where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. These difficulties may be amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers. Current and future restrictions on the availability of visas, increased costs of visas, or delays in the issuance of visas could impair our ability to employ skilled professionals. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the value or perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing the Datadog brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and platform capabilities from competitive products. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may suffer.

If we cannot maintain our company culture as we grow, our success and our business and competitive position may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we continue to grow and expand globally, we may find it difficult to maintain these important aspects of our culture particularly given remote or hybrid work arrangements. If we fail to maintain our company culture, our business and competitive position may be harmed.

If we fail to offer high-quality support, our reputation could suffer.

Our customers rely on our customer support personnel to resolve issues and realize the full benefits that our platform provides. High-quality support is also important for the renewal and expansion of our subscriptions with existing customers. The importance of our support function will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our subscriptions to existing and new customers could suffer, and our reputation with existing or potential customers could suffer.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our services and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel, internal controls or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

Industry and Competitive Risks

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or to changing customer needs, requirements or preferences, our platform and products may become less competitive.

Our ability to attract new users and customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. For example, some of our products use artificial intelligence, or AI, and machine learning, and we are making investments in expanding our artificial intelligence capabilities, which will require significant investment in infrastructure and personnel. However, AI technologies are complex and rapidly evolving in a changing competitive market and market acceptance of AI technologies remains uncertain, see "Industry and Competitive Risks—We use artificial intelligence in our products and services which may result in operational challenges, legal liability, reputational harm, competitive risks and regulatory concerns that could adversely affect our business and results of operations." below. If we were unable to enhance our products and platform capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our products, our business, financial condition and results of operations could be adversely affected.

The success of our platform depends, in part, on its ability to be deployed in a self-service installation process. We currently offer more than 1,000 out-of-the-box integrations to assist customers in deploying Datadog, and we need to continuously modify and enhance our products to adapt to changes and innovation in existing and new technologies to maintain and grow our integrations. We expect that the number of integrations we will need to support will continue to expand as developers adopt new software platforms, and we will have to develop new versions of our products to work with those new platforms. This development effort may require significant engineering, sales and marketing resources, all of which would adversely affect our business. Any failure of our products to operate effectively with future infrastructure platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, financial condition and results of operations could be adversely affected.

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

Our unified platform combines functionality from numerous traditional product categories, and hence we compete in each of these categories with home-grown and open-source technologies, as well as a number of different vendors. With respect to on-premise infrastructure monitoring, we compete with diversified technology companies and systems management vendors including IBM, Microsoft Corporation, and SolarWinds Corporation. With respect to APM, we compete with companies including Cisco Systems, Inc., New Relic, Inc. and Dynatrace Software Inc. With respect to log management, we compete with companies including Cisco Systems, Inc. and Elastic N.V. With respect to cloud monitoring, we compete with native solutions from cloud providers such as AWS, GCP and Microsoft Azure. In addition, we may increasingly choose to allow these third-party hosting providers to offer our solutions directly through their customer marketplaces. An increasing number of sales through cloud provider marketplaces could reduce both the number of customers with whom we have direct commercial relationships as well as our profit margins on sales made through such marketplaces.

With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense going forward. Some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. As we look to market and sell our products and platform capabilities to potential customers with existing internal solutions, we must convince their internal stakeholders that our products and platform capabilities are superior to their current solutions.

We compete on the basis of a number of factors, including:

- ability to provide unified, real-time observability of IT environments;

- ability to operate in dynamic and elastic environments;

- extensibility across the enterprise, including development, operations and business users;

- propensity to enable collaboration between development, operations and business users;

- ability to monitor any combination of public clouds, private clouds, on-premise and multi-cloud hybrids;

- ability to provide advanced analytics and machine learning;

- ease of deployment, implementation and use;

- ability to operate across a broad range of geographies in compliance with local regulations;

- breadth of offering and key technology integrations;

- performance, security, scalability and reliability;

- quality of service and customer satisfaction;

- total cost of ownership; and

- brand recognition and reputation.

Our competitors vary in size and in the breadth and scope of the products offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships and installed customer bases, larger marketing budgets and greater resources than we do. Further, other potential competitors not currently offering competitive solutions may expand their product or service offerings to compete with our products and platform capabilities, or our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and product offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our products and platform capabilities. In addition to product and technology competition, we face pricing competition. Some of our competitors offer their solutions at a lower price, which has resulted in, and may continue to result in, pricing pressures.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, any of which would harm our business, results of operations, and financial condition.

The market for our solutions may develop more slowly or differently than we expect.

It is difficult to predict customer adoption rates and demand for our products, the entry of competitive products or the future growth rate and size of the cloud-based software and SaaS business software markets. The expansion of these markets depends on a number of factors, including: the cost, performance, and perceived value associated with cloud-based and SaaS business software as an alternative to legacy systems, as well as the ability of cloud-based software and SaaS providers to address heightened data security and privacy concerns. If we have a security incident or other cloud-based software and SaaS providers experience security incidents, loss of customer data, disruptions in delivery or other similar problems, which is an increasing focus of the public and investors in recent years, the market for these applications as a whole, including our platform and products, may be negatively affected. If cloud-based and SaaS business software does not continue to achieve market acceptance, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our platform and products might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition and results of operations.

We use artificial intelligence in our products and services which may result in operational challenges, legal liability, reputational harm, competitive risks and regulatory concerns that could adversely affect our business and results of operations.

We incorporate AI, including generative AI, into our products. These technologies are complex and rapidly evolving and building them requires significant investment in infrastructure and personnel with no assurance that we will realize the desired or anticipated benefits. Our competitors may more successfully incorporate AI into their products and achieve higher market acceptance of their AI solutions, which could impair our ability to compete effectively and adversely affect our results of operations.

We may also encounter new risks, challenges, and unintended consequences as a result of our use of AI. For example, the issue of intellectual property ownership and license rights surrounding AI technologies has not been fully addressed by U.S. courts or federal or state laws and regulations, and the incorporation of AI technologies into our products and services could expose us to intellectual property claims or mandatory compliance with open source software or other license terms. Our use of AI may also lead to novel cybersecurity or privacy risks which may adversely affect our operations and reputation. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted, or are considering laws governing the development and use of AI and machine learning technologies. For example, the European Union's Artificial Intelligence Act, which would apply beyond the European Union's borders, came into effect in August 2024. It contains numerous requirements regarding the development and use of AI and imposes significant monetary fines. Further, countries and states are applying their data and consumer protection laws to AI technologies, and particularly generative AI and interactive chatbots. In addition, the Federal Trade Commission has required other companies to disgorge valuable insights or trainings generated through the use of AI or machine learning technologies where they allege the company has violated privacy and consumer protection laws. Compliance with regulations as well as social and ethical standards relating to AI may require significant research and development costs as well as management and employee attention. Any actual or perceived failure to comply with these laws, regulations or ethical standards could include severe penalties, reputational harm, and slow adoption of AI in our products and services. In addition, our business may be disrupted if any of the third-party AI services we use become unavailable due to extended outages or commercially unreasonable terms of service.

Legal and Regulatory Risks

We typically provide service-level commitments under our subscription agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service or face subscription termination with refunds of prepaid amounts, which would lower our revenue and harm our business, financial condition and results of operations.

Our subscription agreements typically contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer subscription agreements, we may be contractually obligated to provide these customers with service credits which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied. We could also face subscription terminations and a reduction in renewals, which could significantly affect both our current and future revenue. Any service-level failures could also damage our reputation, which could also adversely affect our business, financial condition and results of operations.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

We and the third-parties with whom we work are subject to stringent and changing laws, regulations, standards, and contractual obligations related to data privacy and security. Actual or perceived failure by us or the third-parties with whom we work to comply with such laws, regulations, standards, or contractual obligations could harm our business.

We have legal, contractual and other applicable obligations regarding the protection and appropriate use of sensitive information that we and the third-parties with whom we work process. We are subject to a variety of federal, state, local and foreign laws, directives, regulations, and industry standards, relating to the collection, use, retention, security, disclosure, transfer and other processing of personal information. The regulatory framework for and users' expectations around privacy and security issues worldwide is rapidly evolving and as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future resulting in possible significant operational costs for compliance and risk to our business. In addition, new technologies we use in our products or in our business, like AI and machine learning, may also subject us to new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results.

Internationally, nearly every jurisdiction in which we operate has established its own data security and privacy legal framework with which we, the third-parties with whom we work, or our customers must comply. For example, the European Union's General Data Protection Regulation, or EU GDPR, and the United Kingdom's General Data Protection Regulation, or UK GDPR, contain numerous requirements and changes from previously existing law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies and data protection authorities. Under both the EU GDPR and UK GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, significant monetary fines, and private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

Certain jurisdictions impose regulatory obligations focused on cybersecurity resilience, system availability, and incident response. For example, in the European Union, the Network and Information Security Directive (EU) 2022/2555 ("NIS2"), and in the United Kingdom, the Network and Information Systems Regulations 2018, establish requirements related to risk management, security incident reporting, and business continuity for certain entities. Failure to comply with these frameworks may result in significant administrative fines, enforcement actions, and operational restrictions.

In addition, Europe and other jurisdictions have enacted laws related to data storage location, cross-border personal data transfers, and data portability. For example, the European Economic Area (EEA) and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA standard contractual clauses, the United Kingdom's International Data Transfer Agreement/Addendum, and the EU-U.S. Data Privacy Framework and the United Kingdom extension thereto (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Additionally, the EU Data Act introduces new obligations related to data portability and services switching, which introduces operational complexities and infrastructure, and may increase our compliance and operational costs.

Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, and strict limitations to the processing of personal information, which could increase the cost and complexity of delivering our services and operating our business. For example, Brazil enacted the General Data Protection Law, New Zealand enacted the New Zealand Privacy Act, Australia enacted the Australia Privacy Act, China enacted its Personal Information Protection Law, Canada has enacted the Personal Information Protection and Electronic Documents Act, and various related provincial laws and India enacted the Information Technology Act.

If we are unable to implement a valid compliance mechanism for cross-border personal information transfers, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal information from Europe or elsewhere. Inability to import personal information from other jurisdictions to the United States may significantly and negatively impact our business operations, including by lowering sales on our platform due to the difficulty of establishing a lawful mechanism for personal information transfers out of Europe or other jurisdictions, or requiring us to increase our data processing capabilities in Europe or elsewhere at significant expense. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

Additionally, European legislative proposals and present laws and regulations apply to cookies and similar tracking technologies, electronic communications, and marketing. In the EU and the United Kingdom, regulators are increasingly focusing on compliance with requirements related to the online behavioral advertising ecosystem and requirements around consent and have issued significant fines when consent was not obtained. It is anticipated that the ePrivacy Regulation will replace the current national laws that implement the ePrivacy Directive that governs electronic communications. Outside of Europe, other laws and regulations, including legislative proposals, individual behavior and industry practices are increasingly resistant to the use of personal information to deliver targeted advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, the California Consumer Privacy Act, or CCPA, grants California residents the right to opt-out of a company's sharing of personal information for cross-context behavioral advertising purposes. Other comprehensive U.S. state privacy laws extend similar rights to residents. As a result of these developments, we may be required to change the way we market our products, which would impair our ability to reach new or existing customers.

Complying with these and other applicable laws may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with all applicable laws, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them. While we utilize a data center in the EEA to maintain certain customer data (which may include personal information) originating from the EEA, we may find it necessary to establish additional systems and processes to maintain such data in the EEA, which may involve substantial expense and distraction from other aspects of our business.

Domestic laws in this area are also complex and developing rapidly, and we are, or may become, subject to numerous U.S. data privacy and security laws. In the United States, laws governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the CCPA, HIPAA, and numerous other state and federal laws relating to privacy and data security. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personal information has been disclosed as a result of certain data breaches. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing legal requirements.

The CCPA, which became effective on January 1, 2020, gives California residents (including consumers, employees, job applicants and business representatives) expanded rights to access and delete their personal information, opt out of the sale of personal information, and receive detailed information about how their personal information is used. The CCPA provides a private right of action and statutory damages for certain data breaches and may increase our compliance costs and potential liability with respect to other personal information we collect about California residents. In addition, the amendments to the CCPA made by the California Privacy Rights Act, or the CPRA, went into effect on January 1, 2023. The CPRA amended the CCPA to give California residents the ability to limit the use of their sensitive personal information, provide additional penalties for CPRA violations concerning California residents under the age of 16, and established a new California Privacy Protection Agency to implement and enforce the law. These changes to the CCPA could impact our business activities depending on how they are interpreted. Many other states have enacted or proposed comprehensive privacy laws, which either have gone into effect or are expected to go into effect over the next several years. These laws exemplify the vulnerability of our business to the evolving regulatory environment related to the protection of personal information.

Because the interpretation and application of many privacy and data protection laws and regulations, along with contractually imposed industry standards are uncertain, it is possible that they may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and platform capabilities. If so, in addition to the possibility of fines, lawsuits, mass arbitration demands, regulatory investigations and imprisonment of company officials, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, any of which could have an adverse effect on our business. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, or contractual obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and contractual obligations that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to these changing laws, regulations, and contractual obligations, our business may be harmed.

We publicly post our policies and other documentation regarding our practices concerning the collection, processing, use, transfer, and disclosure of data. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our policies and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any failure by us, our third-party service providers or other parties with whom we do business to comply with our policies or other documentation could result in proceedings against us by governmental entities, private parties or others. We are or may also be subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks and contractual obligations to third parties related to privacy, information security, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with data protection laws or other obligations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

A portion of our sales are to U.S. federal, state, and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services, telecommunications and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change which may restrict our ability to sell into the government sector until we are able to comply with the revised contracting requirements. Government demand and payment for our products are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products.

Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our platform and products are subject to U.S. export controls, including the Export Administration Regulations, and we incorporate encryption technology into certain of our products. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control that prohibit the shipment of most products and services to embargoed jurisdictions or sanctioned parties without the required export authorizations. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

If our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers' ability to implement our products in those countries. Changes in our products or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our end-customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would adversely affect our business, results of operations, and growth prospects.

Any future litigation against us could be costly and time-consuming to defend.

We are and in the future may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

We are subject to risks related to our environmental, social, and governance practices and disclosures.

There continues to be a focus from certain regulators, investors and other stakeholders concerning environmental, social, and governance, or ESG, matters, both in the United States and internationally. In response, we are in the process of evaluating and developing our ESG practices. Any of our current or future ESG practices and initiatives, if any, could be difficult to achieve and costly to implement. Furthermore, if these practices are not perceived to be adequate, or if the initiatives and positions we take (or choose not to take) on ESG issues are unpopular with some of our employees, customers or potential customers, our reputation could be harmed, which could negatively impact our ability to attract or retain employees or customers.

Standards for tracking and reporting ESG matters continue to evolve. Our interpretation or application of frameworks and standards may change from time to time or differ from those of others. This may result in a lack of consistent or meaningful comparative data from period to period or between us and other companies in the same industry. In addition, our processes and controls may not comply with evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by various regulators, and such standards may change over time, which could result in significant revisions to our ESG metrics. New legal and regulatory ESG requirements and disclosures in the United States, Europe and elsewhere may lead to significant compliance costs, may heighten scrutiny of our ESG practices and may require us to change our current practices.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our products and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in *South Dakota v. Wayfair, Inc. et al*, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2025, we have approximately $340.2 million and $474.2 million of net operating loss carryforwards, or NOLs, for federal and state income tax purposes, respectively, which begin to expire in 2028 for state purposes if not utilized. Certain of these NOLs are attributable to entities that we have acquired which are subject to annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, as discussed below. We are evaluating the impact of any Section 382 limitation on our utilization of our NOLs. Unused U.S. federal NOLs for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under current law, U.S. federal NOLs incurred in taxable years after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in a particular taxable year is limited to 80% of taxable income in such year. A lack of future taxable income would adversely affect our ability to utilize portions of these NOLs before they expire.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs and tax credits to offset post-change taxable income or taxes. Our ability to utilize NOLs and tax credits of companies that we have acquired or may acquire in the future may be subject to limitations. Furthermore, if we generate NOLs in the future, and we experience a future ownership change under Section 382 of the Code, our ability to utilize our NOLs and tax credits to offset our income may be subject to limitation. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our future NOLs or the NOLs of companies that we have acquired or may acquire in the future could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize NOLs and tax credits that are or may in the future be reflected on our balance sheets, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate or tax liability could change due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them, including changes under the U.S. Tax Cuts, Jobs Act, the Inflation Reduction Act, and the One Big Beautiful Bill Act OBBBA;

- our ability to substantiate and utilize research and development tax credits to offset our future tax liabilities, taking into account any limitations under Section 382 of the Code;

- further implementation of the Organization for Economic Co-operation and Development's (OECD) international tax framework, including the Pillar Two minimum tax regime;

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the outcome of current and future tax audits, examinations, or administrative appeals; and

- limitations or adverse findings regarding our ability to do business in some jurisdictions.

The OECD's Pillar Two model rules introduced a global minimum tax of 15%. These model rules have been adopted by various governments around the world, some of which are effective for tax periods beginning on or after December 31, 2024. On January 5, 2026, the OECD released new administrative guidance outlining a "side-by-side" arrangement following agreement on key elements by the OECD/G20 Inclusive Framework on Pillar Two. We will continue to monitor these developments and pending legislation and evaluate any potential impact on our results of operations. Any of these developments could adversely affect our results of operations. There is no material impact on our financial statements for the tax period ending December 31, 2025.

We will continue to monitor these developments and pending legislation, and evaluate any potential impact on our results of operations. Any of these developments could adversely affect our results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret applicable accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in Note 2 in the Notes to Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of our Annual Report on Form 10-K. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, business combinations, and internal-use software development costs. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Risks Related to Intellectual Property

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including our proprietary technology, know-how and our brand. We rely on a combination of trademarks, trade secrets, patents, copyrights, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may develop and commercialize substantially identical products, services or technologies, our business, financial condition, results of operations or prospects may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. Despite our pending patent applications, there can be no assurance that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and platform capabilities and use information that we regard as proprietary to create products that compete with ours. Patent, trademark, copyright, and trade secret protections may not be available to us in every country in which our products are available. For example, as we have expanded internationally, we have been unable to register and obtain the exclusive right to use the Datadog trademark in certain jurisdictions, including certain European countries outside of the EU, and as we continue to expand, we may face similar issues in other jurisdictions. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, or required to rebrand our products and/or prevented from selling some of our products if third parties successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our products and platform capabilities, impair the functionality of our products and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We have been and may continue to be subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. Lawsuits are time-consuming and expensive to resolve and they divert management's time and attention. The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products and platform capabilities or cease business activities related to such intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we have been or may continue to be required to provide indemnification, may require us to do one or more of the following:

- cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our platform and products grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

We use open source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open source software in our products and we expect to continue to incorporate open source software in our services in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot ensure that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change our products. In addition, although we employ open source software license screening measures, if we were to combine our proprietary software products with open source software in a certain manner we could, under certain open source licenses, be required to release the source code of our proprietary software products. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an "as-is" basis which, if not properly addressed, could negatively affect the performance of our product. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products or take other remedial actions.

Risks Associated with our International Operations

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. Revenue, as determined based on the billing address of our customers, from regions outside of North America was 29% for the year ended December 31, 2025. Beyond North America, we now have sales presence internationally, including in Amsterdam, Dublin, London, Paris, Seoul, Singapore, Sydney, and Tokyo. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish and maintain such relationships, we may be unable to execute on our expansion plans. As of December 31, 2025, approximately 44% of our full-time employees were located outside of the United States, 34% of whom were located in France. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

- slower than anticipated availability and adoption of cloud and hybrid IT infrastructures by international businesses;

- changes in a specific country's or region's political or economic conditions;

- the need to adapt and localize our products for specific countries;

- greater difficulty collecting accounts receivable and longer payment cycles;

- potential changes in trade relations, sanctions, regulations, or laws including changes in trade policies, such as trade wars, tariffs or other trade restrictions or the threat of such actions;

- unexpected changes in laws, regulatory requirements, or tax laws;

- more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and the United Kingdom;

- differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

- increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- laws and business practices favoring local competitors or general market preferences for local vendors;

- limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting or enforcing our intellectual property rights, including our trademarks and patents;

- political instability, terrorist activities and military conflict, including the war in Ukraine and conflicts in the Middle East;

- an outbreak of a contagious disease, which may cause us or our third-party providers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the FCPA, U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and

- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Our sales contracts are denominated in U.S. dollars, and therefore, our revenue is not directly subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products and platform capabilities to our customers outside of the United States, which could adversely affect our results of operations. In addition, an increasing amount of our operating expenses are incurred outside the United States. These operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. Consequently, our results of operations could be adversely affected by fluctuations in foreign currency exchange rates.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Risks Related to Ownership of Our Class A Common Stock

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition or results of operations;

- variance in our financial performance from expectations of securities analysts or the financial guidance we provide to the public;

- changes in the pricing of subscriptions to our products;

- changes in our projected operating and financial results;

- changes in laws or regulations applicable to our platform and products;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

- significant data breaches, disruptions to or other incidents involving our software;

- our involvement in litigation;

- future sales of our Class A common stock by us or our stockholders;

- changes in senior management or key personnel;

- the trading volume of our Class A common stock;

- changes in the anticipated future size and growth rate of our market; and

- general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions may also negatively impact the market price of our Class A common stock. Additional risks are described in "Risks Associated with our Growth—Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations". In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

The dual class structure of our common stock has the effect of concentrating voting control with holders of our Class B common stock, including our executive officers, directors and their affiliates, which will limit the ability of holders of our Class A common stock to influence the outcome of important transactions.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. As of December 31, 2025, our outstanding shares of Class B common stock represented approximately 43% of the voting power of our outstanding capital stock. As a result, the holders of our Class B common stock, which includes certain of our directors, executive officers and their affiliates, exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership limits the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to holders of our Class A common stock or that may not be aligned with the interests of holders of our Class A common stock. This control may adversely affect the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock has had and will continue to have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their Class B shares.

In addition, certain index providers have in the past imposed restrictions on including companies with multiple class share structures in certain of their indexes. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

We have registered all of the shares of Class A common stock and Class B common stock issuable upon exercise of outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of Class A common stock and Class B common stock will become eligible for sale in the public market to the extent such options are exercised, subject to compliance with applicable securities laws.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to continue to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we have and may continue to acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline. Furthermore, if we issue additional equity or convertible debt securities, the new equity securities could have rights senior to those of our Class A common stock. For example, if we elect to settle our conversion obligation under our 0.00% Convertible Senior Notes due 2029, or the 2029 Notes, in shares of our Class A common stock or a combination of cash and shares of our Class A common stock, the issuance of such Class A common stock may dilute the ownership interests of our stockholders and sales in the public market could adversely affect prevailing market prices.

If securities or industry analysts cease publishing research or publish unfavorable or inaccurate research about our business, or if we fail to meet or significantly exceed our publicly announced financial guidance or the expectations of analysts or public investors, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If securities or industry analysts cease coverage of us, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by those companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations or analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research on us. As a result, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, holders of our Class A common stock may need to rely on sales of their holdings of Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts.

During the evaluation and testing process of our internal controls in future years, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that holders of our Class A common stock would receive a premium for their shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which could restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Risks Related to Our Outstanding Notes

We may not have sufficient cash flow from our business to make payments on our significant debt when due, and we may incur additional indebtedness in the future.

We issued the 2029 Notes in a private placement in December 2024. We may be required to use a substantial portion of our cash flows from operations to pay principal on our indebtedness. Our ability to make scheduled payments of the principal of or to refinance our indebtedness, including the 2029 Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

In addition, we may incur substantial additional debt in the future, subject to the restrictions contained in our future debt agreements, some of which may be secured debt. We are not restricted under the terms of the indenture governing the 2029 Notes, from incurring additional debt, securing existing or future debt, recapitalizing our debt, repurchasing our stock, pledging our assets, making investments, paying dividends, guaranteeing debt or taking a number of other actions that are not limited by the terms of the indenture governing the 2029 Notes that could have the effect of diminishing our ability to make payments on the 2029 Notes when due.

The conditional conversion feature of the 2029 Notes may adversely affect our financial condition and operating results.

The 2029 Notes are convertible at the option of their holders prior to their scheduled maturity in the event one or more of the conditional conversion features of the 2029 Notes are triggered. If one or more holders elect to convert their 2029 Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their 2029 Notes, we could be required under applicable accounting rules to reclassify the outstanding principal of the 2029 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The capped call transactions may affect the value of the 2029 Notes and the market price of our Class A common stock.

In connection with the pricing of the 2029 Notes, we entered into capped call transactions with the option counterparties. The capped call transactions cover, subject to customary adjustments substantially similar to those applicable to the 2029 Notes, the number of shares of our Class A common stock that initially underlie the 2029 Notes. The capped call transactions are generally expected to reduce the potential dilution to our Class A common stock upon any conversion of the 2029 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap. In connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates entered into various derivative transactions with respect to our Class A common stock and/or purchased shares of our Class A common stock concurrently with or shortly after the pricing of the 2029 Notes, including with certain investors in the 2029 Notes.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions following the pricing of the 2029 Notes and prior to the maturity of the 2029 Notes. They are likely to do so during any observation period related to a conversion of the 2029 Notes, or, to the extent we exercise the relevant election under the capped call transactions following any repurchase or redemption of the 2029 Notes. This activity could also cause or avoid an increase or decrease in the market price of our Class A common stock or the trading price of the Notes. The potential effect, if any, of these transactions and activities on the market price of our Class A common stock or the trading price of the Notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our Class A common stock.

We are subject to counterparty risk with respect to the capped call transactions.

The option counterparties to the capped call transactions are financial institutions, and we will be subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions and could adversely affect the option counterparties' performance under the capped call transactions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated with an increase in the market price and in the volatility of our Class A common stock. In addition, upon a default by an option counterparty, we may suffer more dilution, the effect of which would not be compensated for, than we currently anticipate with respect to our Class A common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We utilize various processes and tools to assess, identify, and manage risks from cybersecurity threats. In the development of our products and features, our security teams work with our engineering and product teams to identify, assess, and agree upon mitigation or remediation measures with respect to product development. On an ongoing basis, we encourage an environment of openness in which our engineering and product teams, led by our security teams, proactively identify, manage and discuss actual or perceived cybersecurity risks. These teams also use automated and manual processes to identify and track risks from cybersecurity threats. The identified risks are triaged, prioritized for remediation, and reported by the security teams to various levels of our senior management, as appropriate. We also deploy technical safeguards that are designed to protect our platform and systems from cybersecurity threats, including firewalls, intrusion prevention, and detection systems. We have established an incident response plan that addresses our response to cybersecurity incidents, and we require periodic training for our employees on cybersecurity threats. In addition, we maintain cybersecurity insurance, however, the costs related to cybersecurity threats or disruptions may not be fully insured.

In addition, we maintain third-party vendor management standards that are used to evaluate cybersecurity risks associated with our third-party service providers, and we assess information technology and software vendors to determine their security posture and maturity. All vendors that process our data or access our systems go through a security and privacy review before they are engaged that is targeted to the services to be provided and the systems and data involved. Based on the information provided by the vendor and depending on the nature of the services provided, our vendor management process may involve security questionnaires and contractual obligations such as audit rights and breach reporting.

We also periodically perform various types of security audits and assessments, including penetration tests, via internal and external parties. In addition, certain Datadog products are subject to specific compliance requirements and standards, including, as applicable, ISO 27001, SOC 2, PCI, and FedRAMP (Moderate), and are tested and evaluated by third-party auditors against those applicable compliance requirements and standards. The identified risks from such audits and assessments are triaged, prioritized, reported by our security teams to various levels of our senior management and tracked and remediated depending on the severity.

Our internal audit function conducts annual interviews across business groups to identify key areas of risk, including cybersecurity risk. This enterprise risk assessment helps inform the internal audit plan, and both the assessment and progress against the internal audit plan are periodically presented to the Audit Committee. Our Chief Information Security Officer also reports separately to our Audit Committee on cyber and information security risk on a quarterly basis.

We have previously and may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers' data or to disrupt our ability to provide our services. As a result, we have expended and plan to continue to expend significant resources in an effort to protect against security incidents and to mitigate, detect, and remediate actual and potential vulnerabilities. Notwithstanding the measures and processes we take to manage cybersecurity risk, there is no guarantee that these measures and processes will be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. For a description of the risks from cybersecurity threats that may materially affect the Company and how those risks may affect the Company, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including without limitation "Strategic and Operational Risks—If we or the third parties with whom we work experience, or are unable to protect against cyber-attacks, ransomware, security incidents, or security breaches, or if unauthorized parties otherwise obtain access to or otherwise compromise our customers' data, our data, or our platform and information technology systems, then our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities or additional expenses."

Governance

Our Board of Directors has delegated its oversight of risks associated with cybersecurity to its Audit Committee. Generally, each quarter, the Audit Committee reviews and discusses with our Chief Information Security Officer material cybersecurity risks and our processes for assessing, identifying, and managing such risks, and the Audit Committee will receive updates as necessary between each quarterly meeting. In the event of a material cybersecurity incident, the Audit Committee will be notified, and the Board of Directors will also receive updates on cybersecurity risks and incidents, as appropriate.

Our Chief Information Security Officer and Chief Technology Officer are the members of our executive team who are principally responsible for overseeing our cybersecurity risk management program. Our Chief Information Security Officer and Chief Technology Officer are informed about cybersecurity threats through their involvement with the processes set forth above. For example, our Chief Information Security Officer receives regular reports on identified cybersecurity risks and progress toward remediation from our security teams and both our Chief Information Security Officer and Chief Technology Officer are notified of cybersecurity incidents and the management of such incidents in accordance with the escalation procedures of our incident response plan.

We believe these members of our executive team have the appropriate expertise, background, and experience to manage risks arising from cybersecurity threats. Alexis Lê-Quôc is one of the co-founders of our company and has served as our Chief Technology Officer and a member of our board of directors since June 2010. Mr. Lê-Quôc has extensive knowledge and experience from building and leading the development of our technology and from his decades of experience in the technology industry. Prior to co-founding Datadog, Mr. Lê-Quôc worked at Wireless Generation from March 2004 to December 2010, where he most recently served as Director of Live Operations. Previously, Mr. Lê-Quôc held engineering positions at a number of technology and software companies, including IBM Research and France Télécom S.A. Mr. Lê-Quôc received his M.S. in Computer Science from CentraleSupélec. Emilio Escobar has served as our Chief Information Security Officer since September 2020. With two decades of experience in information security and compliance, Mr. Escobar has worked at large enterprises, medium-sized companies, and governmental organizations. Previously, Mr. Escobar served as the Vice President of Information Security for Hulu, where he played a pivotal role in setting up key security functions. Prior to that, Mr. Escobar worked for PlayStation, where he built and ran the software security teams. Mr. Escobar holds a BS in Computer Science from the University of Puerto Rico.

Item 2. Properties

Our current principal executive office is located in New York, New York and, as of December 31, 2025, it consists of approximately 395,000 square feet of space under leases that expire in June 2033.

We lease other offices around the world for our employees, including in Boston, Denver, San Francisco, Paris, Dublin, Amsterdam, Sydney, Tokyo, Singapore and Seoul.

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs.

Item 3. Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders of Record

Our Class A common stock is traded on The Nasdaq Global Select Market, or Nasdaq, under the symbol "DDOG". Our Class B common stock is not listed or traded on any exchange, but each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and is automatically converted upon sale or transfer into one share of Class A common stock.

As of February 5, 2026, there were 54 holders of record of our Class A common stock and 30 holders of record of our Class B common stock.

Dividend Policy

We have never declared or paid any dividends on our Class A common stock or Class B common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any debt agreements, and other factors that our Board of Directors may deem relevant.

Recent Sales of Unregistered Equity Securities

During the year ended December 31, 2025, we issued 771,355 shares of Class A common stock as consideration in acquisitions. The issuance was deemed exempt from registration under the Securities Act pursuant to the exemption provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph

The graph below shows a comparison, from September 19, 2019 through December 31, 2025, of the cumulative total return to stockholders of our Class A common stock relative to the Standard & Poor's 500 Stock Index (S&P 500), and the Nasdaq Computer Index, or the Nasdaq Computer.

The graph assumes that $100 was invested in each of our Class A common stock, the S&P 500 and the Nasdaq Computer at their respective closing prices on September 19, 2019 and assumes reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.



This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Datadog, Inc. under the Securities Act or the Exchange Act.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Part I, Item 1A. Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

This section of our Annual Report on Form 10-K discusses our financial condition and results of operations for the fiscal years ended December 31, 2025 and 2024, and year-to-year comparisons between fiscal 2025 and fiscal 2024. A discussion of our financial condition and results of operations for the fiscal year ended December 31, 2023 and year-to-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 20, 2025.

Overview

Datadog is the AI-powered observability and security platform for cloud applications.

Our SaaS platform integrates and automates infrastructure monitoring, application performance monitoring, log management, user experience monitoring, cloud security, service management, and many other capabilities to provide unified, real-time observability and security for our customers' entire technology stack. Datadog is used by organizations of all sizes and across a wide range of industries to enable digital transformation and cloud migration, drive collaboration among development, operations, security and business teams, accelerate time to market for applications, reduce time to problem resolution, secure applications and infrastructure, understand user behavior and track key business metrics.

We generate revenue from the sale of subscriptions to customers using our cloud-based platform. The terms of our subscription agreements are primarily monthly or annual. Customers also have the option to purchase additional products, such as additional containers to monitor, custom metrics packages, anomaly detection and app analytics. Professional services are generally not required for the implementation of our products and revenue from such services has been immaterial to date.

We employ a land-and-expand business model centered around offering products that are easy to adopt and have a very short time to value. Our customers can expand their footprint with us on a self-service basis. Our customers often significantly increase their usage of the products they initially buy from us and expand their usage to other products we offer on our platform. We grow with our customers as they expand their workloads in the public and private cloud.

As of December 31, 2025, we had $401.3 million in cash and cash equivalents and $4,073.5 million in marketable securities. We have grown rapidly in recent periods, with revenues for the fiscal years ended December 31, 2025, 2024 and 2023 of $3,427.2 million, $2,684.3 million, and $2,128.4 million, respectively, representing year-over-year growth of 28% from the fiscal year ended December 31, 2024 to the fiscal year ended December 31, 2025 and 26% from the fiscal year ended December 31, 2023 to the fiscal year ended December 31, 2024. Substantially all of our revenue is from subscription software sales. We have continued to make significant expenditures and investments, including in personnel-related costs, sales and marketing, infrastructure and operations, and have generated net income of $107.7 million, $183.7 million and $48.6 million for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. Our operating cash flow was $1,050.1 million, $870.6 million and $660.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our free cash flow was $914.7 million, $775.1 million and $597.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. See the section titled "—Liquidity and Capital Resources—Non-GAAP Free Cash Flow" below.

Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events including changes in trade policies, such as trade wars, tariffs or other trade restrictions or the threat of such actions, fluctuating inflation and interest rates, and the conflicts in Ukraine and the Middle East have led to economic uncertainty. Historically, during periods of economic uncertainty and downturns, businesses may slow spending on information technology, which may impact our business and our customers' businesses.

Due to our subscription model, the effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. However, if economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Factors Affecting Our Performance

Acquiring New Customers

We believe there is substantial opportunity to continue to grow our customer base. We intend to drive new customer acquisition by continuing to invest significantly in sales and marketing to engage our prospective customers, increase brand awareness and drive adoption of our platform and products. We also plan to continue to invest in building brand awareness within the development and operations communities. As of December 31, 2025, we had approximately 32,700 customers spanning organizations of a broad range of sizes and industries, compared to approximately 30,000 as of December 31, 2024. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our products, offerings of our competitors, and the effectiveness of our marketing efforts.

We define the number of customers as the number of accounts with a unique account identifier for which we have an active subscription in the period indicated. Users of our free trials or tier are not included in our customer count. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer. However, in some cases where they have separate billing terms, we may count separate divisions, segments or subsidiaries as multiple customers.

Expanding Within Our Existing Customer Base

Our base of customers represents a significant opportunity for further sales expansion. As of December 31, 2025, we had approximately 4,310 customers with annual run-rate revenue, or ARR, of $100,000 or more, representing 90% of our ARR, up from 3,610 as of December 31, 2024, representing 88% of our ARR. As of December 31, 2025, we had approximately 603 customers with annual run-rate revenue, or ARR, of $1.0 million or more, up from 462 as of December 31, 2024. We monitor our number of customers with ARR of $100,000 or more, and believe it is useful to investors, as an indicator of our ability to grow the number of customers that are exceeding this ARR threshold. We define ARR as the annual run-rate revenue of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly run-rate revenue, or MRR, and multiplying it by 12. MRR for each month is calculated by aggregating, for all customers during that month, monthly revenue from committed contractual amounts, additional usage, usage from subscriptions for a committed contractual amount of usage that is delivered as used and monthly subscriptions. ARR and MRR should be viewed independently of revenue, and do not represent our revenue under GAAP on a monthly or annualized basis, as they are operating metrics that can be impacted by contract start and end dates, and renewal rates. ARR and MRR are not intended to be replacements or forecasts of revenue.

A further indication of the propensity of our customer relationships to expand over time is our dollar-based net retention rate, which compares our ARR from the same set of customers in one period, relative to the year-ago period. As of December 31, 2025, our trailing 12-month dollar-based net retention rate was about 120%. As of December 31, 2024, our trailing 12-month dollar-based net retention rate was high-110%'s. The increase in our trailing 12-month dollar-based net retention rate was attributable to increased usage growth from existing customers. We calculate dollar-based net retention rate as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months, but excludes ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the point-in-time dollar-based net retention rate. We then calculate the weighted average of the trailing 12-month point-in-time dollar-based net retention rates, to arrive at the trailing 12-month dollar-based net retention rate.

We believe that our land-and-expand business model allows us to efficiently increase revenue from our existing customer base. Our customers often expand the deployment of our platform across large teams and more broadly within the enterprise as they migrate more workloads to the cloud, find new use cases for our platform, and generally realize the benefits of our platform. We intend to continue to invest in enhancing awareness of our brand and developing more products, features and functionality, which we believe are important factors to achieve widespread adoption of our platform. Our ability to increase sales to existing customers will depend on a number of factors, including our customers' satisfaction with our solution, competition, pricing and overall changes in our customers' spending levels.

Sustaining Innovation and Technology Leadership

Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built a highly differentiated platform that will position us to further extend the adoption of our platform and products. Datadog is frequently deployed across a customer's entire infrastructure, making it ubiquitous. Datadog is a daily part of the lives of developers, operations engineers and business leaders. We employ a land-and-expand business model centered around offering products that are easy to adopt and have a very short time to value. Our efficient go-to-market model enables us to prioritize significant investment in innovation. We have demonstrated the success of our platform approach, through expansion beyond our initial infrastructure monitoring solution to include over 20 products. Approximately 84% of our customers were using two or more products as of December 31, 2025, consistent with approximately 83% a year earlier. Additionally, as of December 31, 2025, approximately 55% of our customers were using four or more products, up from approximately 50% a year earlier; approximately 33% of our customers were using six or more products, up from approximately 26% a year earlier; approximately 18% of our customers were using eight or more products, up from approximately 13% a year earlier; and approximately 9% of our customers were using ten or more products, up from 5% a year earlier. We believe these metrics indicate strong expansion of product adoption across our platform.

We intend to continue to invest in building additional products, features and functionality that expand our capabilities and facilitate the extension of our platform to new use cases. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. Our future success is dependent on our ability to successfully develop, market and sell existing and new products to both new and existing customers.

Expanding Internationally

We believe there is a significant opportunity to expand usage of our platform outside of North America. Revenue, as determined based on the billing address of our customers, from regions outside of North America was approximately 29% of our total revenue for each of the years ended December 31, 2025 and 2024. In addition, we have made and plan to continue to make significant investments to expand geographically, particularly in EMEA and APAC. Although these investments may adversely affect our operating results in the near term, we believe that they will contribute to our long-term growth. Beyond North America, we now have sales presence internationally, primarily in Amsterdam, Dublin, London, Paris, Seoul, Singapore, Sydney, and Tokyo.

Components of Results of Operations

Revenue

We generate revenue from the sale of subscriptions to customers using our cloud-based platform. The terms of our subscription agreements are primarily monthly, annual or multi-year, with the majority of our revenue coming from annual subscriptions. Our customers can enter into a subscription for a committed contractual amount of usage that is apportioned ratably on a monthly basis over the term of the subscription period, a subscription for a committed contractual amount of usage that is delivered as used, or a monthly subscription based on usage. To the extent that our customers' usage exceeds the committed contracted amounts under their subscriptions, either on a monthly basis in the case of a ratable subscription or once the entire commitment is used in the case of a delivered-as-used subscription, they are charged for their incremental usage. Usage is measured on a per-unit basis, with the unit of measure differing for each product, based on the unit that, in working with customers and design partners, best indicates the value we deliver,

In the case of subscriptions for committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement, generally beginning on the date that our platform is made available to a customer. As a result, much of our revenue is generated from subscriptions entered into during previous periods. Consequently, any decreases in new subscriptions or renewals in any one period may not be immediately reflected as a decrease in revenue for that period, but could negatively affect our revenue in future quarters. This also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period, as revenue is recognized over the term of the subscription agreement. In the case of a subscription for a committed contractual amount of usage that is delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, we recognize revenue as the product is used, which may lead to fluctuations in our revenue and results of operations. In addition, historically, we have experienced seasonality in new customer bookings, as we typically enter into a higher percentage of subscription agreements with new customers in the fourth quarter of the year.

Due to ease of implementation of our products, professional services generally are not required and revenue from such services has been immaterial to date.

Cost of Revenue

Cost of revenue primarily consists of expenses related to providing our products to customers, including payments to our third-party cloud infrastructure providers for hosting our software, personnel-related expenses for operations and global support, including salaries, benefits, bonuses and stock-based compensation, payment processing fees, information technology, depreciation and amortization related to the amortization of acquired intangibles and internal-use software and other overhead costs such as allocated facilities.

We intend to continue to invest additional resources in our platform infrastructure and our customer support and success organizations to expand the capability of our platform and ensure that our customers are realizing the full benefit of our platform and products. The level, timing and relative investment in our infrastructure could affect our cost of revenue in the future.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates, and as a result of the timing and amount of investments to expand our products and geographical coverage.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation expense and sales commissions. Operating expenses also include overhead costs for facilities and shared IT-related expenses, including depreciation expense.

Research and Development

Research and development expense consists primarily of personnel costs for our engineering, service and design teams. Additionally, research and development expense includes contractor fees, depreciation and amortization and allocated overhead costs. Research and development costs are expensed as incurred, with the exception of certain software development costs which are eligible for capitalization. We expect that our research and development expense will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs for our sales and marketing organization, costs of general marketing and promotional activities, including the free tier and free introductory trials of our products, travel-related expenses, amortization of acquired customer relationships, and allocated overhead costs. Sales commissions earned by our sales force are deferred and amortized on a straight-line basis over the expected period of benefit, which we have determined to be four years. We expect that our sales and marketing expense will increase in absolute dollars as we expand our sales and marketing efforts.

General and Administrative

General and administrative expense consists primarily of personnel costs for finance, legal, human resources, and other administrative functions. In addition, general and administrative expense includes non-personnel costs, such as legal, accounting and other professional fees, hardware and software costs, certain tax, license and insurance-related expenses and allocated overhead costs. We expect that our general and administrative expense will increase in absolute dollars as our business grows.

Other Income (Loss), Net

Other income (loss), net consists of interest income, primarily due to income earned on money market funds included in cash and cash equivalents and on marketable securities, partially offset by interest expense due on the Notes and amortization of premiums on our marketable securities.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We recorded a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Revenue	$ 3,427,158	$ 2,684,275	$ 2,128,359
Cost of revenue [(1)(2)(3)]	686,957	515,531	409,908
Gross profit	2,740,201	2,168,744	1,718,451
Operating expenses:			
Research and development [(1)(3)]	1,548,451	1,152,703	962,447
Sales and marketing [(1)(2)(3)]	956,423	756,605	609,276
General and administrative [(1)(3)(4)]	279,700	205,152	180,192
Total operating expenses	2,784,574	2,114,460	1,751,915
Operating (loss) income	(44,373)	54,284	(33,464)
Other income:			
Interest expense [(5)]	(11,059)	(7,068)	(6,302)
Interest income and other income, net	182,453	156,724	100,001
Other income, net	171,394	149,656	93,699
Income before provision for income taxes	127,021	203,940	60,235
Provision for income taxes	19,280	20,194	11,667
Net income	$ 107,741	$ 183,746	$ 48,568

———————————

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Cost of revenue	$ 29,729	$ 26,221	$ 17,578
Research and development	469,526	363,301	313,096
Sales and marketing	156,472	122,079	101,937
General and administrative	94,944	58,735	49,689
Total	$ 750,671	$ 570,336	$ 482,300

———————————

(2) Includes amortization of acquired intangibles expense as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Cost of revenue	$ 5,428	$ 5,642	$ 8,041
Sales and marketing	945	825	825
Total	$ 6,373	$ 6,467	$ 8,866

———————————

(3) Includes employer payroll taxes on employee stock transactions as follows:

		Year Ended December 31,				
		2025		**2024**		**2023**
		(in thousands)				
Cost of revenue	$	695	$	446	$	364
Research and development		40,183		31,134		21,449
Sales and marketing		5,923		4,694		5,917
General and administrative		6,998		6,852		4,811
Total	$	53,799	$	43,126	$	32,541

_____

(4)   Includes M&A transaction costs as follows:

		Year Ended December 31,				
		2025		**2024**		**2023**
		(in thousands)				
General and administrative	$	1,574	$	—	$	—

_____

(5)   Includes amortization of issuance costs as follows:

		Year Ended December 31,				
		2025		**2024**		**2023**
		(in thousands)				
Interest expense	$	5,602	$	3,761	$	3,388

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(as a percentage of total revenue[1])		
Revenue	100 %	100 %	100 %
Cost of revenue	20	19	19
Gross profit	80	81	81
Operating expenses:			
Research and development	45	43	45
Sales and marketing	28	28	29
General and administrative	8	8	8
Total operating expenses	81	79	82
Operating (loss) income	(1)	2	(2)
Other income:			
Interest expense	—	—	—
Interest income and other income, net	5	6	5
Other income, net	5	6	4
Income before provision for income taxes	4	8	3
Provision for income taxes	1	1	1
Net income	3 %	7 %	2 %

_____

(1)   Certain items may not total due to rounding.

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
Revenue	$ 3,427,158	$ 2,684,275	$ 742,883	28 %

Revenue increased by $742.9 million or 28%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Approximately 75% of the increase in revenue was attributable to growth from existing customers, and the remaining 25% was attributable to growth from new customers.

Cost of Revenue and Gross Margin

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
	(dollars in thousands)			
Cost of revenue	$ 686,957	$ 515,531	$ 171,426	33 %
Gross margin	80 %	81 %		

Cost of revenue increased by $171.4 million, or 33%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily due to an increase of $149.8 million in third-party cloud infrastructure hosting and software costs and an increase of $18.2 million in personnel costs including allocated overhead costs as a result of increased headcount.

Our gross margin decreased by 1% for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily as the result of increased in third-party cloud infrastructure provider costs.

Research and Development

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
	(dollars in thousands)			
Research and development	$1,548,451	$1,152,703	$ 395,748	34 %
Percentage of revenue	45 %	43 %		

Research and development expense increased by $395.7 million, or 34%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily due to an increase of $324.4 million in personnel costs including allocated overhead costs for our engineering, product and design teams as a result of increased headcount and an increase of $60.0 million in cloud infrastructure-related investments.

Sales and Marketing

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
	(dollars in thousands)			
Sales and marketing	$ 956,423	$ 756,605	$ 199,818	26 %
Percentage of revenue	28 %	28 %		

Sales and marketing expense increased by $199.8 million, or 26%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily due to an increase of $165.4 million in personnel costs including allocated overhead costs for our sales and marketing organization as a result of increased headcount and increased variable compensation for our sales personnel and an increase of $26.3 million in advertising, sales, marketing and promotional activities.

General and Administrative

	Year Ended December 31,		Change	% Change
	2025	**2024**		
	(dollars in thousands)			
General and administrative	$ 279,700	$ 205,152	$ 74,548	36 %
Percentage of revenue	8 %	8 %		

        General and administrative expense increased by $74.5 million, or 36%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily due to an increase of $58.2 million in personnel costs and other related costs as a result of increased headcount, and an increase of $10.4 million in legal and other professional services expenses.

Other Income, Net

	Year Ended December 31,		Change	% Change
	2025	**2024**		
	(dollars in thousands)			
Other income, net	$ 171,394	$ 149,656	$ 21,738	15 %
Percentage of revenue	5 %	6 %		

        Other income, net increased by $21.7 million, or 15% for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily driven by an increase of $39.1 million in interest income, mainly due to income earned from investments in marketable securities, offset by $14.0 million due to fluctuations related to foreign currency exchange rates.

Liquidity and Capital Resources

        Our largest source of operating cash is cash collection from sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel expenses, hosting expenses, facility expenses, and marketing expenses. We have generated positive cash flows from operations during the years ended December 31, 2025, 2024, and 2023. When assessing sources of liquidity, we also include cash and cash equivalents of $0.4 billion and marketable securities of $4.1 billion as of December 31, 2025. We believe that our existing cash and cash equivalents, marketable securities and cash flow from operations will be sufficient to support our cash requirements for the next 12 months and beyond.

        Our working capital requirements principally consist of workforce salaries, bonuses, commissions, and benefits and, to a lesser extent, cancellable and non-cancelable licenses and services arrangements that are integral to our business operations, and operating lease obligations. Non-cancelable purchase commitments for business operations and operating lease obligations total $1.4 billion and $375.2 million, respectively, as of December 31, 2025, due primarily over the next five years. Purchase commitments for business operations are primarily related to cloud hosting and other software-based services.

        We have also issued long-term debt to finance our business. In December 2024, we issued $1.0 billion aggregate principal amount of the 2029 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The total net proceeds from the sale of the 2029 Notes, after deducting the initial purchasers' discounts and debt issuance costs, were approximately $979.1 million. The principal and future interest payments related to our 2029 Notes are $1.0 billion. We may from time to time seek to retire or purchase the 2029 Notes, through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise.

Cash Flows

        The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,	
	2025	**2024**
	(in thousands)	
Cash provided by operating activities	$ 1,050,135	$ 870,603
Cash used in investing activities	(1,334,480)	(736,840)
Cash (used in) provided by financing activities	(572,483)	787,083

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 increased $179.5 million compared to the year ended December 31, 2024, primarily driven by an increase in non-cash charges of $215.4 million, an increase in deferred revenue of $75.7 million, and a increase in accrued expenses and other liabilities of $54.5 million. The increase in non-cash charges related primarily to an increase of $180.3 million in stock-based compensation as we continued to increase headcount to support the growth of the business. The increase in cash provided by operating activities was partially offset by an increase in accounts receivable of $52.9 million and an increase in deferred contract costs of $50.8 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 increased by $597.6 million compared to the year ended December 31, 2024, primarily driven by an increase in the purchases of marketable securities of $946.6 million, an increase in cash paid for acquisition of businesses, net of cash acquired of $110.9 million, an increase in capitalized software development costs of $25.1 million, and an increase in purchases of property and equipment of $14.9 million. These increases were partially offset by an increase in proceeds from maturities of marketable securities of $468.8 million and an increase in proceeds from the sale of marketable securities of $30.9 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 decreased by $1,359.6 million compared to the year ended December 31, 2024, primarily due to the absence of proceeds from the issuance of the 2029 Notes of $979.1 million, higher repayments of the 2025 Notes of $438.8 million, and the absence of proceeds from the termination of Capped Calls related to the 0.125% Convertible Senior Notes 2025 (the "2025 Notes"), together with the 2029 Notes, (the "Notes") of $54.7 million. The decrease in cash provided by financing activities was partially offset by the absence of purchases of Capped Calls related to the 2029 Notes of $100.9 million and proceeds from the issuance of common stock under the employee stock purchase plan of $13.1 million.

Non-GAAP Free Cash Flow

We report our financial results in accordance with U.S. GAAP. To supplement our consolidated financial statements, we provide investors with the amount of free cash flow, which is a non-GAAP financial measure. Free cash flow represents net cash provided by operating activities, reduced by capital expenditures and capitalized software development costs, if any. Free cash flow is a measure used by management to understand and evaluate the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business. The reduction of capital expenditures and amounts capitalized for software development facilitates comparisons of our liquidity on a period-to-period basis and excludes items that we do not consider to be indicative of our liquidity. Nevertheless, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Further, our definition of free cash flow may differ from the definitions used by other companies and therefore comparability may be limited. You should consider free cash flow alongside our other GAAP-based financial performance measures, such as net cash used in operating activities, and our other GAAP financial results.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, for each of the periods indicated:

	Year Ended December 31,				
	2025		**2024**		**2023**
			(in thousands)		
Net cash provided by operating activities	$	1,050,135	$	870,603	$	659,954
Less: Purchases of property and equipment		(49,578)		(34,719)		(27,586)
Less: Capitalized software development costs		(85,840)		(60,781)		(34,820)
Free cash flow	$	914,717	$	775,103	$	597,548

Critical Accounting Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The significant accounting policies and methods used in the preparation of our consolidated financial statements are discussed in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We generate revenue from the sale of subscriptions to customers using our cloud-based platform. The terms of our subscription agreements are primarily monthly or annual, with the majority of our revenue coming from annual subscriptions. Our customers can enter into a subscription for a committed contractual amount of usage that is apportioned ratably on a monthly basis over the term of the subscription period, a subscription for a committed contractual amount of usage that is delivered as used, or a monthly subscription based on usage. To the extent that our customers' usage exceeds the committed contracted amounts under their subscriptions, either on a monthly basis in the case of a ratable subscription or once the entire commitment is used in the case of a delivered-as-used subscription, they are charged for their incremental usage.

We account for revenue contracts with customers through the following steps:

(1)   identify the contract with a customer;

(2)   identify the performance obligations in the contract;

(3)   determine the transaction price;

(4)   allocate the transaction price to the performance obligations in the contract; and

(5)   recognize revenue when or as we satisfy a performance obligation.

Our subscriptions are generally non-cancellable. Once we have determined the transaction price, the total transaction price is allocated to each performance obligation in the contract on a relative stand-alone selling price basis, or SSP. The determination of a relative stand-alone SSP for each distinct performance obligation requires judgment. We determine SSP for performance obligations based on overall pricing objectives, which take into consideration market conditions and customer-specific factors. This includes a review of internal discounting tables, the service(s) being sold, and customer demographics.

Revenue is recognized when control of these services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those services. We determine an output method to be the most appropriate measure of progress because it most faithfully represents when the value of the services is simultaneously received and consumed by the customer, and control is transferred.

For committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement generally beginning on the date that the platform is made available to a customer. For committed contractual amount of usage that is delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, we recognize revenue as the services are rendered.

Internal-Use Software Development Costs

We capitalize certain costs related to the development of our platform and other software applications for internal-use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management with the relevant authority has authorized and committed to funding the project, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. In January 2025, the Company completed an assessment of the useful life of its capitalized software development costs, resulting in an increase in the estimated useful life of capitalized software development costs from two to three years. This change in accounting estimate was effective beginning fiscal year 2025. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in our consolidated statements of operations.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Business Combinations

When we acquire a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to other income, net in the consolidated statement of operations.

Recently Adopted Accounting Pronouncements

See Note 2, in our Notes to Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2025, we had $0.3 billion in cash equivalents, and $4.1 billion in marketable securities, which consisted of corporate debt securities, commercial paper, certificates of deposit, U.S. government treasury securities, and U.S. government agency securities. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. As of December 31, 2025, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements.

In December 2024, we issued $1.0 billion aggregate principal amount of the 2029 Notes. The fair value of the 2029 Notes is subject to interest rate risk, market risk and other factors due to the conversion feature. The fair value of the 2029 Notes will generally increase as our Class A common stock price increases and will generally decrease as our Class A common stock price declines. The interest and market value changes affect the fair value of the 2029 Notes but do not impact our financial position, cash flows, or results of operations due to the fixed nature of the debt obligation. Additionally, we carry the 2029 Notes at face value less unamortized issuance costs on our balance sheet, and we present the fair value for required disclosure purposes only.

Foreign Currency Exchange Risk

Our reporting currency and the functional currency of our wholly owned foreign subsidiaries is the U.S. dollar. All of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, France, and Ireland. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. For the fiscal year 2025, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our operating results.

Item 8. Financial Statements and Supplementary Data

DATADOG, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Datadog, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Datadog, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated balance sheets, statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Revenue Recognition — Identification of Performance Obligations – Refer to Note 2 of the Financial Statements

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the Company generates revenue from the sale of subscription services contracts to customers using its cloud-based platform. Subscription services contracts with certain of the Company's customers may include non-standard terms and conditions and promises to transfer multiple services.

Contracts with customers that contain non-standard terms and conditions and promises to transfer multiple services require significant judgment by management to identify the distinct performance obligations in the arrangement. Distinct performance obligations will be accounted for as separate performance obligations, while non-distinct services are combined with others to form a single performance obligation.

Given the complexity of the Company's subscription services contracts with certain customers, coupled with management's judgments involved in identifying distinct performance obligations and non-standard terms and conditions, auditing the Company's subscription services contracts with certain customers required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's subscription contracts with certain customers included, among others:

◦ We tested the effectiveness of management's controls over revenue recognition. This includes management's controls over the identification of performance obligations and non-standard terms and conditions in subscription contracts, as well as the allocation of revenue to each performance obligation.

◦ We evaluated a sample of subscription contracts with customers to determine if all the promises referred to in the contract were properly identified by management and accounted for as distinct performance obligations by performing the following:

- Obtained and read the subscription contract and independently assessed the terms of the contract to identify all promises and non-standard terms and conditions.

- For each promise identified, we evaluated whether such promise represented a distinct "performance obligation", as prescribed by Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*.

- We evaluated the completeness and accuracy of the performance obligations by comparing those identified by us to those identified by management.

/s/ Deloitte & Touche LLP

New York, New York
February 18, 2026

We have served as the Company's auditor since 2016.

DATADOG, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 401,305	$ 1,246,983
Marketable securities	4,073,531	2,942,076
Accounts receivable, net of allowance for credit losses of $19,292 and $16,302 as of December 31, 2025 and 2024, respectively	741,262	598,919
Deferred contract costs, current	76,022	56,095
Prepaid expenses and other current assets	90,160	67,042
Total current assets	5,382,280	4,911,115
Property and equipment, net	338,093	226,970
Operating lease assets	214,674	172,512
Goodwill	530,568	360,381
Intangible assets, net	14,968	3,711
Deferred contract costs, non-current	126,708	86,573
Other assets	36,553	24,077
TOTAL ASSETS	$ 6,643,844	$ 5,785,339
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 148,791	$ 107,731
Accrued expenses and other current liabilities	209,595	127,136
Operating lease liabilities, current	39,369	31,970
Convertible senior notes, net, current	—	634,023
Deferred revenue, current	1,193,646	961,853
Total current liabilities	1,591,401	1,862,713
Operating lease liabilities, non-current	256,187	196,905
Convertible senior notes, net, non-current	983,449	979,282
Deferred revenue, non-current	68,711	22,693
Other liabilities	11,890	9,383
Total liabilities	2,911,638	3,070,976
COMMITMENTS AND CONTINGENCIES (NOTE 9)		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.00001 par value per share; 2,000,000,000 shares authorized as of December 31, 2025 and 2024; 328,117,781 and 316,787,538 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3	3
Class B common stock, $0.00001 par value per share; 310,000,000 shares authorized as of December 31, 2025 and 2024; 24,408,190 and 25,331,244 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	3,579,010	2,689,013
Accumulated other comprehensive income (loss)	15,404	(4,701)
Retained earnings	137,789	30,048
Total stockholders' equity	3,732,206	2,714,363
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,643,844	$ 5,785,339

See accompanying notes to consolidated financial statements.

DATADOG, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 3,427,158	$ 2,684,275	$ 2,128,359
Cost of revenue	686,957	515,531	409,908
Gross profit	2,740,201	2,168,744	1,718,451
Operating expenses:			
Research and development	1,548,451	1,152,703	962,447
Sales and marketing	956,423	756,605	609,276
General and administrative	279,700	205,152	180,192
Total operating expenses	2,784,574	2,114,460	1,751,915
Operating (loss) income	(44,373)	54,284	(33,464)
Other income:			
Interest expense	(11,059)	(7,068)	(6,302)
Interest income and other income, net	182,453	156,724	100,001
Other income, net	171,394	149,656	93,699
Income before provision for income taxes	127,021	203,940	60,235
Provision for income taxes	19,280	20,194	11,667
Net income	$ 107,741	$ 183,746	$ 48,568
Net income attributable to common stockholders	$ 107,741	$ 183,746	$ 48,568
Basic net income per share	$ 0.31	$ 0.55	$ 0.15
Diluted net income per share	$ 0.31	$ 0.52	$ 0.14
Weighted average shares used in calculating basic net income per share:	347,309	336,172	324,033
Weighted average shares used in calculating diluted net income per share:	363,472	358,636	350,292

See accompanying notes to consolidated financial statements.

DATADOG, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,					
		2025		2024		2023
Net income	$	107,741	$	183,746	$	48,568
Other comprehensive income (loss):						
Foreign currency translation adjustments		13,178		(5,153)		1,050
Unrealized gain on available-for-sale marketable securities		6,927		2,670		9,154
Other comprehensive income (loss)		20,105		(2,483)		10,204
Comprehensive income	$	127,846	$	181,263	$	58,772

See accompanying notes to consolidated financial statements.

DATADOG, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share data)

	Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
BALANCE—December 31, 2022	319,189,843	$ 3	$ 1,625,190	$ (12,422)	$ (202,266)	$ 1,410,505
Issuance of common stock upon exercise of stock options	6,455,931	—	20,924	—	—	20,924
Vesting of restricted and performance stock units	4,794,318	—	—	—	—	—
Issuance of restricted shares of common stock from acquisitions	122,224	—	1,886	—	—	1,886
Issuance of common stock under the Employee Stock Purchase Plan	517,430	—	37,370	—	—	37,370
Stock-based compensation	—	—	495,897	—	—	495,897
Change in accumulated other comprehensive income	—	—	—	10,204	—	10,204
Net income	—	—	—	—	48,568	48,568
BALANCE—December 31, 2023	331,079,746	$ 3	$ 2,181,267	$ (2,218)	$ (153,698)	$ 2,025,354
Issuance of common stock upon exercise of stock options	5,123,239	—	7,444	—	—	7,444
Vesting of restricted and performance stock units	5,329,642	—	—	—	—	—
Issuance (retirement) of restricted shares of common stock from acquisitions	136,906	—	3,705	—	—	3,705
Issuance of common stock under the Employee Stock Purchase Plan	449,249	—	43,686	—	—	43,686
Stock-based compensation	—	—	583,488	—	—	583,488
Equity component of 2029 Convertible Senior Notes, net	—	—	(83,813)	—	—	(83,813)
Purchases of capped calls related to 2029 Convertible Senior Notes	—	—	(100,900)	—	—	(100,900)
Settlement of capped calls related to 2025 Convertible Senior Notes	—	—	54,136	—	—	54,136
Change in accumulated other comprehensive loss	—	—	—	(2,483)	—	(2,483)
Net income	—	—	—	—	183,746	183,746
BALANCE—December 31, 2024	342,118,782	$ 3	$ 2,689,013	$ (4,701)	$ 30,048	$ 2,714,363
Issuance of common stock upon exercise of stock options	3,478,500	—	6,175	—	—	6,175
Vesting of restricted and performance stock units	5,595,469	—	—	—	—	—
Issuance (retirement) of restricted shares of common stock from acquisitions	770,044	—	53,038	—	—	53,038
Issuance of common stock under the Employee Stock Purchase Plan	569,345	—	56,816	—	—	56,816
Stock-based compensation	—	—	774,125	—	—	774,125
Settlement of capped calls related to 2025 Convertible Senior Notes	(6,169)	—	(157)	—	—	(157)
Change in accumulated other comprehensive income	—	—	—	20,105	—	20,105
Net income	—	—	—	—	107,741	107,741
BALANCE—December 31, 2025	352,525,971	$ 3	$ 3,579,010	$ 15,404	$ 137,789	$ 3,732,206

See accompanying notes to consolidated financial statements.

DATADOG, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 107,741	$ 183,746	$ 48,568
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	55,756	54,933	44,465
Accretion of discounts on marketable securities	(44,516)	(51,932)	(41,621)
Amortization of issuance costs	5,602	3,761	3,388
Net loss on conversion inducement and capped call settlement	—	599	—
Amortization of deferred contract costs	66,773	52,047	39,207
Stock-based compensation, net of amounts capitalized	750,671	570,336	482,300
Non-cash lease expense	35,451	27,263	26,382
Allowance for credit losses on accounts receivable	17,024	14,847	11,933
Loss on disposal of property and equipment	2,141	1,660	706
Changes in operating assets and liabilities:			
Accounts receivable, net	(157,368)	(104,485)	(121,661)
Deferred contract costs	(126,836)	(76,048)	(69,481)
Prepaid expenses and other current assets	(21,299)	(26,654)	(13,508)
Other assets	(3,806)	(1,003)	1,018
Accounts payable	36,628	25,610	57,773
Accrued expenses and other liabilities	52,889	(1,626)	(40,489)
Deferred revenue	273,284	197,549	230,974
Net cash provided by operating activities	1,050,135	870,603	659,954
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(3,599,841)	(2,653,242)	(2,558,013)
Maturities of marketable securities	2,487,657	2,018,832	1,864,557
Proceeds from sale of marketable securities	31,104	201	36,995
Purchases of property and equipment	(49,578)	(34,719)	(27,586)
Capitalized software development costs	(85,840)	(60,781)	(34,820)
Cash paid for acquisition of businesses; net of cash acquired	(117,982)	(7,131)	(12,498)
Net cash used in investing activities	(1,334,480)	(736,840)	(731,365)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	6,438	7,444	20,909
Proceeds from issuance of common stock under the employee stock purchase plan	56,816	43,686	37,370
Proceeds from issuance of 2029 Convertible Senior Notes, net of issuance costs	(190)	978,881	—
Proceeds from settlement of capped calls related to 2025 Convertible Senior Notes	—	54,725	—
Purchase of capped calls related to 2029 Convertible Senior Notes	—	(100,900)	—
Repayments of 2025 Convertible Senior Notes	(635,547)	(196,753)	—
Net cash (used in) provided by financing activities	(572,483)	787,083	58,279
Effect of exchange rate changes on cash and cash equivalents	11,150	(4,202)	1,183
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(845,678)	916,644	(11,949)
CASH AND CASH EQUIVALENTS—Beginning of period	1,246,983	330,339	342,288
CASH AND CASH EQUIVALENTS—End of period	$ 401,305	$ 1,246,983	$ 330,339
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for income taxes	$ 17,649	$ 20,993	$ 16,505
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Accrued property and equipment purchases	$ 7,270	$ 4,922	$ 7,046
Stock-based compensation included in capitalized software development costs	$ 23,454	$ 13,152	$ 13,597
Issuance of restricted shares of common stock for the acquisition of businesses	$ 53,038	$ 3,705	$ 1,886
Acquisition holdback	$ 16,072	$ 3,148	$ 750

See accompanying notes to consolidated financial statements.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Description of Business

        Datadog, Inc. ("Datadog" or the "Company") was incorporated in the State of Delaware on June 4, 2010. The Company is the AI-powered observability and security platform for cloud applications. The Company's SaaS platform integrates and automates infrastructure monitoring, application performance monitoring, log management, user experience monitoring, cloud security, service management, and many other capabilities to provide unified, real-time observability and security of its customers' entire technology stack. The Company is headquartered in New York City and has various other global office locations.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

        The consolidated financial statements include the accounts of Datadog, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Segment Information

        The Company has a single operating and reportable segment as well as one business activity, providing an observability and security platform for cloud applications. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer, who reviews net income presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. All required significant financial segment information can be found within the consolidated financial statements.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include the fair value of marketable securities, the allowance for credit losses, the fair value of acquired assets and assumed liabilities from business combinations, useful lives of property, equipment, software, and finite lived intangibles, stock-based compensation, valuation of long-lived assets and their recoverability, including goodwill, the incremental borrowing rate for operating leases, estimated expected period of benefit for deferred contract costs, fair value of the liability component of the convertible debt, realization of deferred tax assets and uncertain tax positions, revenue recognition and the allocation of overhead costs between cost of revenue and operating expenses. The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could materially differ from these estimates.

Foreign Currency Translation

        The reporting currency of the Company is the United States dollar ("USD"). The functional currency of the Company is USD, and the functional currency of the Company's subsidiaries is generally the local currency of the jurisdiction in which the foreign subsidiary is located. The assets and liabilities of the Company's subsidiaries are translated to USD at exchange rates in effect at the balance sheet date. All income statement accounts are translated at monthly average exchange rates. Resulting foreign currency translation adjustments are recorded directly in accumulated other comprehensive loss as a separate component of stockholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income, net in the accompanying consolidated statements of operations when realized and have not been material for any of the periods presented.

Revenue Recognition

The Company generates revenue from the sale of subscriptions to customers using its cloud-based platform. The terms of the Company's subscription agreements are primarily monthly, annual or multi-year. The Company's customers can enter into (1) a subscription agreement for a committed contractual amount of usage that is apportioned ratably on a monthly basis over the term of the subscription period, (2) a subscription agreement for a committed contractual amount of usage that is delivered as used, or (3) a monthly subscription based on usage. The Company typically bills customers on an annual or multi-year subscription in advance, with any usage in excess of the committed contracted amount billed monthly in arrears. The Company typically bills customers on a monthly plan in arrears. Customers also have the option to purchase additional services priced at rates at or above the stand-alone selling price.

The Company accounts for revenue contracts with customers through the following steps:

(1) identify the contract with a customer;

(2) identify the performance obligations in the contract;

(3) determine the transaction price;

(4) allocate the transaction price to the performance obligations in the contract; and

(5) recognize revenue when or as the Company satisfies a performance obligation.

The Company's revenue arrangements may include infrastructure monitoring, application performance monitoring, log management, synthetics monitoring, security monitoring, continuous profiling, serverless monitoring, network monitoring, real user monitoring and incident management as well as secondary services including custom metrics in dashboard monitoring, docker container monitoring, and indexed spans. The Company has identified each service as a separate performance obligation.

The transaction price is based on the fixed price for the contracted level of service plus variable consideration for additional optional purchases. Billing periods correspond to the periods over which services are performed and there are no discounts given on the purchase of future services.

The Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on a range of actual prices charged to customers.

Revenue is recognized when control of these services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company determined an output method, recognition over time, to be the most appropriate measure of progress because it most faithfully represents when the value of the services is simultaneously received and consumed by the customer, and control is transferred.

For committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement generally beginning on the date that the platform is made available to a customer. For committed contractual amount of usage that is delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, the Company recognizes revenue as the product is used. Subscription revenue excludes sales and other indirect taxes.

The Company applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component.

Deferred Revenue and Remaining Performance Obligations

Certain of the Company's customers pay in advance of satisfaction of performance obligations and other customers with monthly contract terms are billed in arrears on a monthly basis. The Company records contract liabilities to deferred revenue when customers are billed or when the Company receives customer payments in advance of the performance obligations being satisfied on the Company's contracts.

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include deferred revenue, multi-year contracts with future installment payments and certain unfulfilled orders against accepted customer contracts at the end of any given period.

Convertible Senior Notes

On December 12, 2024, the Company issued $1.0 billion aggregate principal amount of the "2029 Notes".

The 2029 Notes are classified as non-current liabilities until the reporting period date is within one year of maturity of the 2029 Notes or when the Company has received a redemption request, but settlement will occur after the reporting period date.

Cost of Revenue

Cost of revenue consists primarily of costs related to providing subscription services to paying customers, including data center and networking expenses, employee compensation (including stock-based compensation) and other employee-related expenses for customer experience and technical operations staff, payments to outside service providers, payment processing fees, amortization of capitalized internally developed software costs and acquired developed technology, and allocated overhead costs.

Research and Development Costs

Research and development costs are expensed as incurred, with the exception of certain software development costs which are eligible for capitalization. Research and development costs consist of employee compensation (including stock-based compensation) and other employee-related expenses, materials and supplies, and allocated overhead costs such as rent and facilities costs.

Sales and Marketing Costs

Sales and marketing costs consist primarily of personnel costs for the Company's sales and marketing organization, including stock-based compensation and commissions, costs of general marketing and promotional activities, including the free tier and introductory trials of the Company's products, travel-related expenses, amortization of acquired customer relationships, and allocated overhead costs.

Advertising Costs

Advertising costs are expensed as incurred and were approximately $36.7 million, $30.0 million and $21.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in sales and marketing expense in the accompanying consolidated statement of operations.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting and the tax bases of assets and liabilities. The deferred assets and liabilities are recorded at the statutorily enacted tax rates anticipated to be in effect when such temporary differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established; when based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company engages in transactions in which the tax consequences may be subject to uncertainty. The Company accounts for uncertain tax positions based on an evaluation as to whether it is more likely than not that a tax position will be sustained on audit, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the appropriate tax authorities have full knowledge of all relevant information concerning the tax position. The Company accounts for uncertain tax positions as non-current tax liabilities or through a reduction of a corresponding deferred tax asset. The tax benefit recognized is based on the largest amount that is greater than 50% likely of being realized upon ultimate settlement. The Company includes potential interest expense and penalties related to its uncertain tax positions in income tax expense.

Stock-Based Compensation

The Company recognizes and measures compensation expense for all stock-based payment awards granted to employees, directors, and nonemployees, including stock options, restricted stock units ("RSUs"), performance-based awards ("PSUs"), and the employee stock purchase plan (the "ESPP") based on the fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. The determination of the grant date fair value using an option-pricing model is affected by the estimated fair value of the Company's Class A common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The fair value of RSUs and PSUs is determined by the closing price on the date of grant of the Company's Class A common stock, as reported on The Nasdaq Global Select Market. The Company estimates the fair value of the rights to acquire stock under the ESPP using the Black-Scholes option pricing model. Stock-based compensation for stock options and RSUs is recognized on a straight-line basis over the requisite service period and account for forfeitures as they occur. Stock-based compensation for PSUs is amortized under the accelerated attribution method and may be adjusted over the vesting period based on interim estimates of performance against pre-set objectives. PSUs will vest upon achievement of specified performance targets and subject to continuous service through the applicable vesting dates. The compensation cost is recognized over the requisite service period when it is probable that the performance condition will be satisfied and the Company accounts for forfeitures as they occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market funds, corporate debt securities, U.S. government treasury securities, and commercial paper.

Marketable Securities

The Company's marketable securities consist of corporate debt securities, commercial paper, certificates of deposit, U.S. government treasury securities, and U.S. government agency securities. The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its marketable securities within current assets on the consolidated balance sheet.

Available-for-sale securities are recorded at fair value each reporting period. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective interest method. Interest income is recognized when earned. Unrealized gains and losses on these marketable securities are presented net of tax and reported as a separate component of accumulated other comprehensive loss until realized. Realized gains and losses are determined based on the specific identification method and are reported in Interest income and other income, net in the consolidated statements of operations.

The Company periodically evaluates its marketable securities to assess whether an investment's fair value is less than its amortized cost basis and if the decline in the fair value is attributable to a credit loss. Declines in fair value judged to be related to credit loss are reported in Interest income and other income, net in the consolidated statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, marketable securities and accounts receivable. Cash deposits may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses on its deposits of cash and cash equivalents to date. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets.

Geographical Information - Long-Lived Assets

As of December 31, 2025, and 2024, 80% and 76% of the Company's long-lived assets were located in the United States and 20% and 24% were located outside of the United States, primarily in EMEA, respectively.

Fair Value of Financial Instruments

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company's financial instruments consist of cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses. Cash equivalents are stated at amortized cost, which approximates fair value at the balance sheet dates, due to the short period of time to maturity. Marketable securities are recorded at fair value. Accounts receivable, accounts payable, and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable includes billed and unbilled receivables. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for credit losses by considering the age of each outstanding invoice and the collection history to determine the appropriate amount of allowance for credit losses. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

Unbilled accounts receivable represents revenue recognized on contracts for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, substantially all of which is expected to be billed and collected within one year.

Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs related to its cloud platform. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, (2) management with the relevant authority has authorized and committed to funding the project, and it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Capitalized costs are included in property and equipment. These costs are amortized over the estimated useful life of the software, which is 3 years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. In January 2025, the Company completed an assessment of the useful life of its capitalized software development costs, resulting in an increase in the estimated useful life of capitalized software development costs from two to three years. This change in accounting estimate was effective beginning fiscal year 2025. The amortization of costs related to the platform applications is included in cost of revenue and sales and marketing expense based on an allocation between paid customer accounts and free customer accounts not generating revenue.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Expenses that improve an asset or extend its remaining useful life are capitalized. Costs of maintenance or repairs that do not extend the lives of the respective assets are charged to expenses as incurred.

Deferred Contract Costs

Sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. There are no sales commissions earned on renewals. These costs are deferred and then amortized over a period of benefit which is determined to be four years. The Company determined the period of benefit by taking into consideration the length of terms in its customer contracts, life of the technology and other factors. Amounts expected to be recognized within one year of the balance sheet date are recorded as deferred contract costs, current; the remaining portion is recorded as deferred contract costs, non-current, in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Business Combinations

When the Company acquires a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to other income, net in the consolidated statement of operations.

Accounting for Impairment of Long-Lived Assets (Including Goodwill and Intangibles)

Long-lived assets with finite lives include property and equipment, capitalized development software costs and acquired intangible assets. Long-lived assets are amortized over their estimated useful lives which are as follows:

Computers and equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or useful life of asset
Capitalized software development costs	3 years
Developed technology	3 years
Customer relationships	4 years

The Company evaluates long lived assets, including acquired intangible assets and capitalized software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or the estimated useful life becomes shorter than originally estimated. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows.

Goodwill is not amortized but rather tested for impairment at least annually on October 1, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value. The Company did not recognize any impairment of goodwill during the years ended December 31, 2025, 2024 or 2023.

Operating Leases

The Company determines if an arrangement is a lease at inception. Operating lease assets and liabilities are reflected within operating lease assets, operating lease liabilities, current, and operating lease liabilities, non-current, on the consolidated balance sheets. For short-term leases (an initial term of 12 months or less), an operating lease asset and corresponding lease liability are not recorded and the Company records rent expense in its consolidated statements of operations on a straight-line basis over the lease term. Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease assets also include any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for separately.

Net Income Per Share Attributable to Common Stockholders

Basic net income per share is computed by dividing net income by the weighted-average number of shares of Class A common stock and Class B common stock (together "common stock") outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. The dilutive effect of potentially dilutive securities is reflected in diluted net income per share by application of the two-class method. During the periods when the Company is in a net loss position, the net loss attributable to common stockholders was not allocated to the unvested common stock under the two-class method as these securities do not have a contractual obligation to share in the Company's losses.

Accounting Pronouncements Recently Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU No. 2023-09"), which intends to increase the transparency of income tax disclosures. Under the new guidance, entities must categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. For public business entities, it is effective for annual periods beginning after December 15, 2024, and interim periods beginning after December 15, 2025, with early adoption permitted. The Company adopted this standard on a prospective basis in its consolidated financial statements for the year ended December 31, 2025. Refer to Note 14, Income Taxes, to the consolidated financial statements for further details.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) ("ASU No. 2024-03"), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. For public business entities, it is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments in this ASU should be applied prospectively, however, public business entities are permitted to apply the amendments in the ASU retrospectively, The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU No. 2025-05"), which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The practical expedient permits an entity to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. This guidance is effective for annual periods, including interim reporting periods, beginning after December 15, 2025, on a prospective basis. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU No. 2025-06"), to modernize the accounting for software costs that are accounted for under Subtopic 350-40. The ASU removes all references to software development stages and allows software development costs to be capitalized once management commits to funding the project and it is probable that the project will be completed and used as intended. The ASU also introduces the concept of "significant development uncertainty," which, if present, prevents capitalization. The guidance is effective for annual reporting periods, including interim reporting periods, beginning after December 15, 2027. The guidance may be applied prospectively, retrospectively, or via a modified prospective transition method. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topics 270): Narrow-Scope Improvements ("ASU No. 2025-11"), which amends guidance related to interim financial reporting. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

3. Marketable Securities

The following is a summary of available-for-sale marketable securities, excluding those securities classified within cash and cash equivalents on the consolidated balance sheet as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025			
	Amortized Cost	Unrealized Gain	Unrealized Losses	Fair Value
Corporate debt securities	$ 2,577,421	$ 6,103	$ (131)	$ 2,583,393
U.S. government treasury securities	693,907	1,993	(6)	695,894
Commercial paper	599,663	304	—	599,967
Certificates of deposit	192,685	99	—	192,784
U.S. government agency securities	1,490	3	—	1,493
Marketable securities	$ 4,065,166	$ 8,502	$ (137)	$ 4,073,531

	December 31, 2024			
	Amortized Cost	Unrealized Gain	Unrealized Losses	Fair Value
Corporate debt securities	$ 1,893,599	$ 4,243	$ (1,801)	$ 1,896,041
U.S. government treasury securities	466,765	484	(789)	466,460
Commercial paper	390,058	241	(16)	390,283
Certificates of deposit	187,711	113	(22)	187,802
U.S. government agency securities	1,490	—	—	1,490
Marketable securities	$ 2,939,623	$ 5,081	$ (2,628)	$ 2,942,076

Interest receivable of $33.6 million and $26.8 million is included in prepaid expenses and other current assets on the consolidated balance sheets as of December 31, 2025 and 2024, respectively. The Company did not recognize an allowance for credit losses against interest receivable as of December 31, 2025 and 2024 because such potential losses were not material.

As of December 31, 2025, the fair values of available-for-sale marketable securities, by remaining contractual maturity, were as follows (in thousands):

Due within one year	$ 2,546,806
Due in one year through five years	1,526,725
Total	$ 4,073,531

The Company does not believe that any unrealized losses are attributable to credit-related factors based on its evaluation of available evidence. To determine whether a decline in value is related to credit loss, the Company evaluates, among other factors: the extent to which the fair value is less than the amortized cost basis, changes to the rating of the security by a rating agency and any adverse conditions specifically related to an issuer of a security or its industry. Unrealized gains and losses on marketable securities are presented net of tax.

4. Fair Value Measurements

The following tables present information about the Company's financial assets and liabilities that have been measured at fair value on a recurring basis as of December 31, 2025 and 2024, and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value (in thousands):

| | Fair Value Measurement as of December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash equivalents:				
Money market funds	$ 311,106	$ —	$ —	$ 311,106
Commercial paper	—	29,879	—	29,879
Corporate debt securities	—	1,524	—	1,524
Marketable Securities:				
Corporate debt securities	—	2,583,393	—	2,583,393
U.S. government treasury securities	—	695,894	—	695,894
Commercial paper	—	599,967	—	599,967
Certificates of deposit	—	192,784	—	192,784
U.S. government agency securities	—	1,493	—	1,493
Total financial assets	$ 311,106	$ 4,104,934	$ —	$ 4,416,040

| | Fair Value Measurement as of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash equivalents:				
Money market funds	$ 1,193,927	$ —	$ —	$ 1,193,927
Commercial paper	—	9,088	—	9,088
Corporate debt securities	—	2,502	—	2,502
Marketable Securities:				
Corporate debt securities	—	1,896,041	—	1,896,041
U.S. government treasury securities	—	466,460	—	466,460
Commercial paper	—	390,283	—	390,283
Certificates of deposit	—	187,802	—	187,802
U.S. government agency securities	—	1,490	—	1,490
Total financial assets	$ 1,193,927	$ 2,953,666	$ —	$ 4,147,593

The Company considers all highly liquid investments, including money market funds with an original maturity of three months or less at the date of purchase, to be cash equivalents. The Company uses quoted prices in active markets for assets to determine the fair value of its Level 1 investments in money market funds. The Company classifies its commercial paper, corporate debt securities, certificates of deposit, U.S. government treasury securities, and Non-U.S. government securities within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded.

In addition to its cash equivalents and marketable securities, the Company measures the fair value of its outstanding convertible senior notes on a quarterly basis for disclosure purposes. The Company considers the fair value of the convertible senior notes to be a Level 2 measurement due to limited trading activity of the convertible senior notes. Refer to Note 8, *Convertible Senior Notes*, to the consolidated financial statements for further details.

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31, 2025		December 31, 2024	
Computers and equipment	$	63,146	$	46,155
Furniture and fixtures		28,319		20,752
Leasehold improvements		99,009		67,855
Capitalized software development costs		329,117		285,015
Total property and equipment	$	519,591	$	419,777
Less: accumulated depreciation and amortization		(181,498)		(192,807)
Total property and equipment, net	$	338,093	$	226,970

As discussed in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*—Internal-Use Software Development Costs, the Company capitalizes costs related to the development of computer software for internal-use and is included in capitalized software development costs within property and equipment, net.

Depreciation and amortization expense was approximately $49.2 million, $48.5 million, and $35.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

6. Acquisitions, Intangible Assets and Goodwill

2025 Acquisitions

During the year ended December 31, 2025, the Company entered into three purchase agreements for acquisitions of businesses, each of which was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. The Company does not consider the acquisitions to be material, individually or in aggregate. The total purchase price in aggregate of $178.4 million consisted of $109.3 million in cash payments, net of cash acquired, $16.1 million of deferred acquisition holdback payments and the issuance of 770,044 restricted shares of Class A common stock. The total purchase price was allocated to intangible assets in the amount of $17.6 million and goodwill in the amount of $163.1 million based on the respective estimated fair values. The purchase price allocations are preliminary. The Company continues to collect information with regard to its estimates and assumptions, including potential liabilities and contingencies. The Company will record adjustments to the fair value of the assets acquired, liabilities assumed and goodwill within the 12 month measurement period, if necessary. The resulting goodwill from the agreements is not deductible for income tax purposes. Pro forma results of operations from the acquisitions have not been presented because they were not material to the consolidated results of operations.

2024 Acquisitions

During the year ended December 31, 2024, the Company entered into one purchase agreement for an acquisition of a business, which was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. The Company does not consider this acquisition to be material. The total purchase price was allocated to intangible assets in the amount of $0.7 million and goodwill in the amount of $10.2 million based on the respective estimated fair values. The resulting goodwill from the agreements is not deductible for income tax purposes. Pro forma results of operations from the acquisition have not been presented because they were not material to the consolidated results of operations.

2023 Acquisitions

During the year ended December 31, 2023, the Company entered into three purchase agreements for acquisitions of businesses, each of which were accounted for as business combinations in accordance with ASC 805, *Business Combinations*. The Company does not consider these acquisitions to be material, individually or in aggregate. The total purchase price was allocated to intangible assets in the amount of $2.1 million and goodwill in the amount of $3.5 million based on the respective estimated fair values. The resulting goodwill from each of the agreements is not deductible for income tax purposes. Pro forma results of operations from these acquisitions have not been presented because they were not material to the consolidated results of operations.

Intangible Assets

Intangible assets, net consisted of the following (in thousands):

| | December 31, 2025 | | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Developed technology	$ 14,539	$ (4,420)	$ 10,119	3 years
Customer relationships	5,800	(951)	4,849	4 years
Total	$ 20,339	$ (5,371)	$ 14,968	

| | December 31, 2024 | | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Developed technology	$ 10,918	$ (7,432)	$ 3,486	3 years
Customer relationships	3,300	(3,075)	225	4 years
Total	$ 14,218	$ (10,507)	$ 3,711	

Intangible amortization expense was approximately $6.5 million, $6.4 million and $8.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Amortization of developed technology and customer relationships are included in cost of revenue and sales and marketing expense, respectively, on the Company's consolidated statement of operations.

As of December 31, 2025, future amortization expense by year is expected to be as follows (in thousands):

	Amount
2026	$ 6,128
2027	5,583
2028	2,758
2029	499
Total	$ 14,968

Goodwill

The changes in the carrying amount of goodwill were as follows (in thousands):

	Amount
Balance as of December 31, 2024	$ 360,381
2025 Acquisitions	163,102
Foreign currency translation adjustments	7,085
Balance as of December 31, 2025	$ 530,568

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Accrued compensation and commissions	$ 109,765	$ 71,746
Other tax liability and sales tax	52,934	28,639
Other accrued expenses	46,896	26,751
Total accrued expenses and other current liabilities	$ 209,595	$ 127,136

Due to the timing of when invoices are received, payables for cloud hosting and infrastructure expenses are included within accounts payable on the consolidated balance sheets, amounting to $122.7 million and $93.4 million as of December 31, 2025 and 2024, respectively.

8. Convertible Senior Notes

2025 Convertible Senior Notes

On June 2, 2020, the Company issued $747.5 million aggregate principal amount of the "2025 Notes" in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended ("Securities Act"). The total net proceeds from the sale of the 2025 Notes, after deducting the initial purchasers' discounts and debt issuance costs, were approximately $730.2 million. The 2025 Notes bore interest at a rate of 0.125% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020. The 2025 Notes matured on June 15, 2025.

Holders of the 2025 Notes had the option to convert all or any portion of their 2025 Notes, in integral multiples of $1,000 principal amount, at the option of the holder at any time on or after March 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date for the 2025 Notes. The conversion rate for the 2025 Notes was initially 10.8338 shares of Class A common stock per $1,000 principal amount of 2025 Notes (equivalent to an initial conversion price for the 2025 Notes of approximately $92.30 per share of Class A common stock), subject to adjustment as set forth in the indenture governing the 2025 Notes (the "2025 Indenture").

The remaining $634.1 million aggregate principal amount of the 2025 Notes were converted prior to maturity and in connection with such conversions, the Company delivered $634.1 million in cash and issued 1,354,569 shares of the Company's Class A common stock to converting note holders.

2029 Convertible Senior Notes

On December 12, 2024, the Company issued $1.0 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2029 (the "2029 Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The total net proceeds from the sale of the 2029 Notes, after deducting the initial purchasers' discounts and debt issuance costs, were approximately $979.1 million. The 2029 Notes do not bear interest and the principal amount of the 2029 Notes will not accrete. The 2029 Notes will mature on December 1, 2029, unless earlier converted, redeemed or repurchased.

Holders may convert their 2029 Notes at their option at any time prior to the close of business on the business day immediately preceding September 1, 2029 only under the following circumstances:

(1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2025 (and only during such calendar quarter), if the last reported sale price of the Company's Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the 2029 Notes on each applicable trading day;

(2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2029 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's Class A common stock and the conversion rate on each such trading day;

(3) if the Company calls such 2029 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of specified corporate events, as set forth in the indenture governing the 2029 Notes (the "2029 Indenture").

On or after September 1, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date for the 2029 Notes, holders may convert all or any portion of their 2029 Notes, in integral multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances. The conversion rate for the 2029 Notes is initially 4.5955 shares of Class A common stock per $1,000 principal amount of 2029 Notes (equivalent to an initial conversion price for the 2029 Notes of approximately $217.60 per share of Class A common stock), subject to adjustment as set forth in the 2029 Indenture. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election. If the Company satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of Class A common stock, the amount of cash and shares of Class A common stock, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis for each trading day in a 20 trading day observation period as described in the 2029 Indenture. In addition, if specific corporate events occur prior to the applicable maturity date for the 2029 Notes, or if the Company elects to redeem the 2029 Notes, the Company will increase the conversion rate for the 2029 Notes for a holder who elects to convert their 2029 Notes in connection with such a corporate event or redemption in certain circumstances.

During the three months ended December 31, 2025, the conditional conversion features of the 2029 Notes were not triggered. Therefore the 2029 Notes are not convertible, in whole or in part, at the option of the holders between January 1, 2026 through March 31, 2026. As of December 31, 2025, the 2029 Notes were classified as non-current liabilities on the Company's consolidated balance sheet.

The Company may not redeem the 2029 Notes prior to December 6, 2027. The Company may redeem for cash all or any portion of the 2029 Notes, at its option, on or after December 6, 2027 if the last reported sale price of its Class A common stock was at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides a notice of redemption at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

The net carrying amount of the Notes was as follows (in thousands):

	December 31, 2025		December 31, 2024	
2025 Notes:				
Principal	$	—	$	635,448
Unamortized debt issuance costs		—		(1,425)
Net carrying amount	$	—	$	634,023
2029 Notes:				
Principal	$	1,000,000	$	1,000,000
Unamortized debt issuance costs		(16,551)		(20,718)
Net carrying amount	$	983,449	$	979,282

As of December 31, 2025, the total estimated fair value of the 2029 Notes was approximately $1.0 billion. The fair value was determined based on the closing trading price or quoted market price per $100 of the 2029 Notes as of the last day of trading for the period. The fair value of the 2029 Notes is primarily affected by the trading price of the Company's Class A common stock and market interest rates and has been classified as level 2 in the fair value hierarchy.

Issuance costs were amortized to interest expense over the contractual terms of the 2025 Notes at an effective interest rate of 0.59%. Issuance costs are being amortized to interest expense over the contractual terms of the 2029 Notes at an effective interest rate of 0.43%.

The following table sets forth the interest expense related to the 2025 Notes and the 2029 Notes for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Contractual interest expense	$ —	$ 926	$ 934
Amortization of issuance costs	5,602	3,761	3,388
Total	$ 5,602	$ 4,687	$ 4,322

Capped Calls

In connection with the pricing of the 2025 Notes and the 2029 Notes, the Company entered into privately negotiated capped call transactions with certain option counterparties (the "Capped Calls"). The initial strike price of each of the Capped Calls corresponds to the initial conversion price of each of the Notes. The Capped Calls are expected to partially offset the potential dilution to the Company's Class A common stock upon any conversion of the relevant Notes, with such offset subject to a cap based on the cap price. For accounting purposes, the Capped Calls are separate transactions, and not part of the Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders' equity and are not accounted for as derivatives. The cost incurred to purchase the Capped Calls was recorded as a reduction to additional paid-in capital and will not be remeasured.

The following table sets forth key terms and costs incurred for the Capped Calls related to each of the Notes (in millions, except per share amounts):

	2025 Notes	2029 Notes
Initial strike price per share, subject to certain adjustments	$ 92.30	$ 217.60
Initial cap price per share, subject to certain adjustments	$ 151.40	$ 322.38
Net cost incurred	$ 89.6	$ 100.9
Common stock covered, subject to anti-dilution adjustments	8.1	4.6

In connection with the maturity of the 2025 Notes, the Company issued 1,354,569 shares to holders of the 2025 Notes that converted prior to maturity and received 1,360,738 shares from the relevant option counterparties upon settlement of the Capped Calls relating to the 2025 Notes.

9. Commitments and Contingencies

The Company enters into non-cancelable purchase commitments and operating leases in the normal course of business. Non-cancelable purchase commitments for business operations and operating lease obligations total $1.4 billion and $375.2 million, respectively, as of December 31, 2025, due primarily over the next 5 years. Purchase commitments for business operations are primarily related to cloud hosting and other software-based services.

The Company also issued long-term debt to finance the business. The principal payments related to the 2029 Notes are $1.0 billion.

401(k) Plan—The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. The Company is responsible for administrative costs of the 401(k) plan and makes matching contributions to the 401(k) plan. For the years ended December 31, 2025, 2024, and 2023, the Company incurred expense of $9.3 million, $8.5 million, and $6.3 million for matching contributions, respectively.

Legal Matters—The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations.

Indemnification—The Company enters into indemnification provisions under some agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company's officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company's activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company's limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company's consolidated statements of operations in connection with the indemnification provisions have not been material.

10. Leases

The Company has entered into various non-cancelable operating leases for its facilities expiring through 2036. Certain lease agreements contain an option for the Company to renew a lease for a term of up to three years or an option to terminate a lease early within one year. The Company considers these options, which may be elected at the Company's sole discretion, in determining the lease term on a lease-by-lease basis.

Lease expense for these leases is recognized on a straight-line basis over the lease term, with variable lease payments recognized in the period those payments are incurred.

Rent expense for the years ended December 31, 2025, 2024 and 2023 was $68.2 million, $49.5 million, and $43.5 million, respectively.

Sub-lease income is recorded as a credit to rent expense. The Company recorded an immaterial amount of sub-lease income for the years ended December 31, 2025, 2024 and 2023.

The components of lease cost recognized within the Company's consolidated statements of operations were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Operating lease cost [1]	$ 54,607	$ 42,855	$ 34,670
Short-term lease cost	13,591	6,624	8,797

_____
[1]   Includes non-cash lease expense of $35.5 million, $27.3 million, and $26.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Supplemental cash flow information and non-cash activity related to the Company's operating leases are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in measurement of lease liabilities	$ 33,818	$ 18,538	$ 13,273
Operating lease assets obtained in exchange for new lease liabilities	75,254	75,177	61,594

Maturities of lease liabilities by fiscal year for the Company's operating leases are as follows (in thousands):

	Amount
2026	$ 57,189
2027	58,543
2028	49,567
2029	46,516
2030	46,964
Thereafter	116,461
Total lease payments	$ 375,240
Less: imputed interest	(79,684)
Present value of lease liabilities	$ 295,556

As of December 31, 2025, the Company had various operating leases that had not yet commenced, which are excluded from the table above. The operating leases will commence between fiscal years 2026 and 2027 with total undiscounted future payments of $245.6 million and a weighted-average lease term of 9.1 years.

Weighted average remaining lease term and discount rate for the Company's operating leases are as follows:

	December 31,	
	2025	**2024**
Weighted average remaining lease term (years)	6.9	6.8
Weighted average discount rate	6.61%	6.69%

11. Revenue

Geographical Information

Revenue by location is determined by the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
North America [1]	$ 2,433,083	$ 1,874,321	$ 1,487,319
International	994,075	809,954	641,040
Total	$ 3,427,158	$ 2,684,275	$ 2,128,359

[1] Includes revenue from the United States of $2,320.3 million, $1,785.5 million, and $1,411.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Other than the United States, no other individual country accounted for 10% or more of total revenue for the years ended December 31, 2025, 2024, or 2023.

Accounts Receivable

As of December 31, 2025 and 2024, unbilled accounts receivable of approximately $127.0 million and $77.0 million, respectively, was included in accounts receivable on the Company's consolidated balance sheets.

During the years ended December 31, 2025 and 2024, the Company charged $14.1 million and $9.3 million, respectively, of accounts receivable deemed uncollectible against the allowance for credit losses.

Deferred Revenue and Remaining Performance Obligations

Revenue recognized during the years ended December 31, 2025, 2024 and 2023 which was included in the deferred revenue balances at the beginning of each respective period, was $953.1 million, $759.7 million, and $525.5 million.

As of December 31, 2025, and 2024, the aggregate transaction price allocated to remaining performance obligations was $3,461.2 million and $2,273.1 million, respectively. There is uncertainty in the timing of revenues associated with the Company's drawdown contracts, as future revenue can often vary significantly from past revenue. However, the Company expects to recognize substantially all of the remaining performance obligations over the next 24 months.

Deferred Contract Costs

Deferred contract costs on the Company's consolidated balance sheets were $202.7 million and $142.7 million as of December 31, 2025 and 2024, respectively. Amortization expense was $66.8 million, $52.0 million and $39.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

12. Stockholders' Equity

Class A and Class B Common Stock

The Company has two classes of common stock, Class A and Class B. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Shares of Class B common stock may be converted into Class A common stock at any time at the option of the stockholder and are automatically converted to Class A common stock upon sale or transfer, subject to certain limited exceptions.

During the year ended December 31, 2025, 2,223,914 shares of Class B common stock were converted into Class A common stock.

As of December 31, 2025, the Company had authorized 2,000,000,000 shares of Class A common stock and 310,000,000 shares of Class B common stock, each at a par value per share of $0.00001, of which 328,117,781 shares of Class A common stock and 24,408,190 shares of Class B common stock were issued and outstanding.

As of December 31, 2025 and 2024, the Company had reserved shares of common stock for future issuance as follows:

| | December 31, | |
	2025	2024
Options, RSUs and PSUs outstanding	20,174,662	20,759,819
Shares available for future grants	92,889,210	84,272,083
Shares subject to the employee stock purchase plan	23,194,449	20,342,607
Total shares of common stock reserved for future issuance	136,258,321	125,374,509

Equity Incentive Plans

The Company has two equity incentive plans, the 2012 Equity Incentive Plan (the "2012 Plan") and the 2019 Equity Incentive Plan (the "2019 Plan"). In connection with the Company's initial public offering ("the IPO"), the Company ceased granting awards under the 2012 Plan, and all shares that remained available for issuance under the 2012 Plan at that time were transferred to the 2019 Plan. Additionally, as of December 31, 2025, there were 3,460,167 shares of Class A common stock issuable upon conversion of Class B common stock underlying options outstanding under the 2012 Plan. Under the 2019 Plan, the Board and any other committee or subcommittee of the Board may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units ("RSUs"), and performance stock units ("PSUs") and other awards, each equity award valued or based on the Company's Class A common stock, to employees, directors, consultants, and advisors of the Company. As of December 31, 2025, there were 92,889,210 shares available for grant under the 2019 Plan.

Stock Options

The following table summarizes the Company's stock option activity and weighted-average exercise prices:

	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Balance—December 31, 2024	6,953,119	$ 4.55	3.0	$ 961,910
Options granted	—	—		
Options exercised	(3,478,500)	1.84		
Options forfeited or expired	—	—		
Balance—December 31, 2025	3,474,619	$ 7.26	3.0	$ 447,294
Exercisable—December 31, 2025	3,474,619	$ 7.26	3.0	$ 447,294

As of December 31, 2025, there were 14,452 shares of Class A common stock and 3,460,167 shares of Class B common stock issuable upon the exercise of options outstanding. As of December 31, 2024, there were 17,795 shares of Class A common stock and 6,935,324 shares of Class B common stock issuable upon the exercise of options outstanding.

Approximately all compensation cost related to unvested stock options was recognized as of December 31, 2025 and December 31, 2024.

There were no options granted during the years ended December 31, 2025, 2024 and 2023. The Company received approximately $6.4 million, $7.4 million and $20.9 million in cash proceeds from options exercised during the years ended December 31, 2025, 2024 and 2023, respectively. The intrinsic value of options exercised during the years ended

December 31, 2025, 2024 and 2023 was approximately $429.8 million, $628.8 million and $565.9 million, respectively. The aggregate fair value of options vested was insignificant for the years ended December 31, 2025 and 2024, and was $12.5 million for the year ended December 31, 2023.

Restricted Stock Units, Restricted Stock and Performance Stock Units

The following table summarizes the activity for the Company's unvested RSUs and PSUs:

	Shares		Weighted-Average Fair Value	Aggregate Intrinsic Value (in thousands)	
Unvested and outstanding balance as of December 31, 2024	13,806,700	$	116.09	$	1,972,839
Awarded	9,951,174		128.13		
Vested	(5,595,469)		113.50		
Forfeited/canceled	(1,462,362)		116.34		
Unvested and outstanding balance as of December 31, 2025	16,700,043	$	124.10	$	2,271,039

The Company issued a total of 770,044 shares of restricted Class A common stock in connection with acquisitions, net of shares retired, during the year ended December 31, 2025, which are subject to service-based vesting conditions which do not exceed four years from the respective grant dates.

Total compensation cost related to unvested RSUs and restricted shares of common stock not yet recognized was approximately $1,717.2 million and $1,378.1 million as of December 31, 2025 and December 31, 2024, respectively. The weighted-average period over which the unvested RSUs and restricted shares of common stock will be recognized is 2.8 years as of December 31, 2025 and December 31, 2024.

Total compensation cost related to unvested PSUs not yet recognized was approximately $82.8 million and $52.3 million as of December 31, 2025, and December 31, 2024, respectively. The weighted-average period over which the unvested PSUs will be recognized is 1.3 years and 1.3 years as of December 31, 2025, and December 31, 2024, respectively.

Stock-Based Compensation

Stock-based compensation was included in the consolidated statement of operations as follows (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Cost of revenue	$	29,729	$	26,221	$	17,578
Research and development		469,526		363,301		313,096
Sales and marketing		156,472		122,079		101,937
General and administrative		94,944		58,735		49,689
Stock-based compensation, net of amounts capitalized		750,671		570,336		482,300
Capitalized stock-based compensation		23,454		13,152		13,597
Total stock-based compensation	$	774,125	$	583,488	$	495,897

Employee Stock Purchase Plan

In September 2019, the Board adopted and approved the 2019 ESPP, which became effective on the date of the final prospectus for the Company's IPO.

The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of the Company's Class A common stock on specified dates during such offerings. Under the ESPP, the Company may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Historically offering periods have been approximately 6 months. On each purchase date, eligible employees will purchase the shares at a price per share equal to 85% of the lesser of (1) the fair market value of the Company's Class A common stock on the first trading day of the offering period, or (2) the fair market value of the Company's Class A common stock on the purchase date, as defined in the ESPP.

The Company recognized $20.8 million, $15.3 million, and $16.0 million of stock-based compensation expense related to the ESPP during the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025 and 2024, $11.9 million and $8.3 million, respectively, has been withheld on behalf of employees for a future purchase under the ESPP due to the timing of payroll deductions.

During the years ended December 31, 2025, 2024, and 2023, the Company issued 569,345, 449,249, and 517,430 shares of Class A common stock under the ESPP, respectively. As of December 31, 2025, 23,194,449 shares of Class A common stock remain available for grant under the ESPP.

Total compensation cost related to the ESPP not yet recognized was approximately $11.3 million and $7.0 million as of December 31, 2025 and 2024, respectively. The weighted average period over which this compensation cost will be recognized is 0.4 years as of December 31, 2025 and 2024, respectively.

13. Interest Income and Other Income, Net

Interest income and other income, net consist of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Interest income	$ 194,424	$ 155,321	$ 103,459
Other (loss) income, net	(11,971)	1,403	(3,458)
Interest income and other income, net	$ 182,453	$ 156,724	$ 100,001

14. Income Taxes

Income Taxes—For financial reporting purposes, income before income taxes, includes the following components (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Domestic	$ 88,617	$ 178,694	$ 42,811
Foreign	38,404	25,246	17,424
Income before income taxes	$ 127,021	$ 203,940	$ 60,235

Total income taxes allocated to operations for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

2025	Current	Deferred	Total
Federal	$ (2,938)	$ —	$ (2,938)
State	408	—	408
Foreign	23,050	(1,240)	21,810
Total	$ 20,520	$ (1,240)	$ 19,280

2024	Current	Deferred	Total
Federal	$ 4,690	$ —	$ 4,690
State	3,321	—	3,321
Foreign	14,586	(2,403)	12,183
Total	$ 22,597	$ (2,403)	$ 20,194

2023	Current	Deferred	Total
Federal	$ (261)	$ —	$ (261)
State	2,551	—	2,551
Foreign	10,262	(885)	9,377
Total	$ 12,552	$ (885)	$ 11,667

Tax Rate Reconciliation—Income tax expense was $19.3 million for the year ended December 31, 2025, and differed from the amount computed by applying the U.S. federal statutory income tax rate of 21% to pretax income from operations. The reconciliation of these amounts is presented in the table below, which has been prepared in accordance with the disclosure guidance of ASU 2023-09 (in thousands):

	Year Ended December 31,	
	2025	
	Amount	**Percent**
U.S. Federal Statutory Tax Rate	$ 26,674	21.00 %
State and Local Income Taxes, Net of Federal Income Tax Effect[1]	323	0.25 %
Foreign Tax Effects		
Brazil		
Income tax from withholding	10,077	7.93 %
Other	3,092	2.43 %
Effect of Cross-Border Tax Laws		
Global intangible low-taxed income (GILTI)	2,131	1.68 %
Other	1,010	0.80 %
Tax Credits		
U.S. R&D tax credits	(24,537)	(19.32)%
U.S. Foreign tax credits	(19,019)	(14.97)%
Changes in Valuation Allowances	66,813	52.60 %
Nontaxable or Nondeductible items		
Section 162(m) adjustment	16,680	13.13 %
Share-based compensation		
Other non-deductible share-based payments	4,802	3.78 %
Non-US share-based payment disallowance	30,902	24.33 %
Deductible share based-payments	(100,215)	(78.90)%
Meals and entertainment	3,182	2.51 %
Other	593	0.47 %
Other Adjustments	(3,228)	(2.54)%
Effective Tax Rate	$ 19,280	15.18 %

[1]MN & TX state taxes contribute to the majority (greater than 50 percent) of the tax effect in this category for 2025

The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09:

	Year Ended December 31,	
	2024	**2023**
Income tax expense at federal statutory rate	$ 42,827	$ 12,650
Meals and entertainment	2,782	1,957
State taxes (net of federal benefit)	2,644	1,090
Net change in valuation allowance	86,556	68,770
Uncertain tax positions	(60)	(94)
U.S. tax costs on international operations	(4,729)	(1,920)
Prior year NOL balance adjustment	2,433	—
Foreign taxes	6,280	5,106
Share based compensation deductions	(123,773)	(80,119)
Section 162(m) adjustment	17,435	10,335
Return to provision	(27)	(3,335)
U.S. R&D tax credits	(14,119)	(2,973)
Other	1,945	200
Total	$ 20,194	$ 11,667

Income Tax Payments

Disclosed below is a summary of income taxes, net of refunds, paid by individual jurisdictions equaling 5% or more of the total for the year ended December 31, 2025, presented in accordance with the disclosure requirements of ASU 2023-09 (in thousands):

Income taxes paid		
United States - Federal	$	4,049
United States - State and local		1,797
Foreign		
Brazil		5,949
Netherlands		968
Other		4,886
Total income taxes paid	$	17,649

For the year ended December 31, 2025, the Company has evaluated the available evidence supporting the realization of its deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that its net deferred tax assets will not be realized in the United States. Due to uncertainties surrounding the realization of the deferred tax assets, the Company recorded a full valuation allowance against substantially all of its net deferred tax assets. When the Company determines that it will be able to realize some portion or all of its deferred tax assets, an adjustment to its valuation allowance on its deferred tax assets would have the effect of increasing net income in the period such determination is made.

The Company is subject to tax laws in the United States and numerous foreign jurisdictions. The United States and many international legislative and regulatory bodies continually propose and enact legislation that could significantly impact how U.S. multinational corporations are taxed. The Company is closely monitoring proposed legislation and its potential impact.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. The OBBBA permanently extends certain provisions of the Tax Cuts and Jobs Act, including 100% bonus depreciation for certain qualified property, and reverses the requirement to capitalize and amortize domestic research and experimentation ("R&E") expenses. As a result, for tax years beginning after December 31, 2024, taxpayers may deduct such expenses in the year incurred. The legislation also introduced an election to accelerate any unamortized domestic R&E expenditures over a one- or two-year period beginning with the 2025 tax year and includes modifications to the international tax framework. The OBBBA also includes modifications to the international tax framework. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation. In accordance with ASC 740, Accounting for Income Taxes, the Company has reflected the effects of the OBBBA in its financial statements for the year ended December 31, 2025. The enactment of the OBBBA reduced the Company's U.S. income tax expense for 2025. The legislation did not impact the Company's U.S. net deferred tax assets or liabilities, as a full valuation allowance continues to be maintained against those balances.

Components of Deferred Taxes—The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are presented below (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating losses	$ 115,543	$ 22,804
U.S. R&D tax credits net of uncertain tax positions	131,656	102,903
Stock-based compensation	68,230	55,275
Section 174 capitalization	220,486	285,198
Lease liability	58,239	45,865
Other	61,311	57,042
Total deferred tax assets	$ 655,465	$ 569,087
Less: valuation allowance	(543,147)	(488,866)
Deferred tax assets, net of valuation allowance	$ 112,318	$ 80,221
Deferred tax liabilities:		
Commissions	(50,111)	(35,593)
Right of use asset	(39,814)	(33,554)
Fixed Assets	(16,742)	(7,261)
Total deferred tax liabilities	$ (106,667)	$ (76,408)
Deferred tax assets, net	$ 5,651	$ 3,813

The Company accounts for income taxes using an asset and liability method and deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Company's deferred tax assets and liabilities consist primarily of basis differences for financial reporting and tax purposes of certain assets and liabilities as well as income tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the weight of all available evidence, which includes the historical operating performance and the Company's cumulative losses when considering permanent tax adjustments, management does not believe as of December 31, 2025 and 2024 that it is more likely than not that the Company will realize its U.S. deferred tax assets. As a result, a valuation allowance of $543.1 million and $488.9 million has been provided at December 31, 2025 and 2024, respectively. The valuation allowance changed by $54.3 million and $167.3 million at December 31, 2025 and 2024, respectively.

At December 31, 2025, the Company has net operating loss carryforwards for federal tax purposes of approximately $340.2 million, which is available to offset federal taxable income. For the year ending December 31, 2024, the Company utilized all of its net operating loss carryforwards for federal tax purposes except for acquired losses, offset against its federal taxable income for the year. The Company also has historically acquired losses for which it is evaluating the feasibility of future utilization under IRC section 382. U.S. Federal net operating losses generated after December 31, 2017 have an indefinite carryforward period but are subject to an 80% of taxable income limitation after December 31, 2020. The Company has approximately $474.2 million and $263.0 million of net operating loss carryforwards as of December 31, 2025 and 2024, respectively for various state tax purposes. The state net operating loss carryforwards will begin to expire in 2028, if not utilized.

Generally, the utilization of net operating losses may be subject to an annual limitation provided for in the Internal Revenue Code of 1986, as amended, under Section 382 and similar state codes. The Company has prepared an analysis to determine whether its net operating losses may be limited under such provisions. It has been determined that any annual limitation would not result in the expiration of net operating loss carryforwards before utilization.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. Historically, the Company has not made a provision for U.S. income tax with respect to accumulated earnings of foreign subsidiaries where the foreign investment of such earnings is essentially permanent in duration. Generally, such amounts would become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. The Company has not provided U.S. taxes on unremitted earnings of its foreign subsidiaries as it asserts permanent reinvestment on any accumulated earnings and profits.

Consistent with the provisions of ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2025, 2024 and 2023 (in thousands):

	December 31,					
	2025		2024		2023	
Beginning balance	$	25,729	$	59	$	106
Increase of current year tax positions		18,156		25,729		—
(Decrease) of prior year tax positions due to lapse of statute of limitations		—		(59)		(47)
Ending balance	$	43,885	$	25,729	$	59

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate would be $0.0 million for the year ended December 31, 2025 due to the excess of deferred tax attributes.

The Company's policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in income tax expense. The total amount of interest and penalties associated with unrecognized income tax benefits is $0.0 million and $0.0 million for the years ended December 31, 2025 and 2024.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and in various international jurisdictions. Tax years 2022 and forward generally remain open for examination for federal and state tax purposes. To the extent utilized in future years' tax returns, net operating loss carryforwards generated in 2025 will remain subject to examination until the respective tax year is closed.

15. Net Income Per Share

Basic and diluted net income per common share is presented in conformity with the two-class method required for participating securities. Immediately prior to the consummation of the Company's IPO in September 2019, all outstanding shares of convertible preferred stock and common stock were converted into shares of Class B common stock. As a result, Class A and Class B common stock are the only outstanding equity in the Company.

Basic and diluted net income per share is computed using the weighted-average number of shares of common stock outstanding during the period. The undistributed earnings are allocated based on the contractual participation rights of the Class A and Class B common stock as if the earnings for the year have been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B common stock is assumed in the computation of the diluted net income per share of Class A common stock, the undistributed earnings are equal to net income for that computation.

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share data):

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income per share:						
Numerator:						
Net income	$ 99,843	$ 7,898	$ 169,503	$ 14,243	$ 44,684	$ 3,884
Denominator:						
Weighted average shares used in calculating net income per share, basic	321,848	25,461	310,113	26,059	298,116	25,918
Basic net income per share	$ 0.31	$ 0.31	$ 0.55	$ 0.55	$ 0.15	$ 0.15
Diluted net income per share:						
Numerator:						
Allocation of distributed income, net of interest expense and related tax	$ 103,313	$ 8,173	$ 173,585	$ 14,586	$ 44,684	$ 3,884
Reallocation of undistributed income as a result of conversion of Class B to Class A shares	8,173	—	14,586	—	3,884	—
Allocation of undistributed income	$ 111,486	$ 8,173	$ 188,171	$ 14,586	$ 48,568	$ 3,884
Denominator:						
Number of shares used in basic calculation	321,848	25,461	310,113	26,059	298,116	25,918
Weighted average effect of diluted securities:						
Conversion of Class B to Class A common shares outstanding	25,461	—	26,059	—	25,918	—
Employee stock options	4,432	—	9,128	—	14,828	—
Employee stock purchase plan	44	—	25	—	15	—
Restricted stock units and performance stock units	5,071	—	4,701	—	2,731	—
Unvested restricted stock in connection with acquisitions	383	—	327	—	586	—
Shares issuable upon conversion of the 2025 Notes	1,637	—	8,032	—	8,098	—
Shares issuable upon conversion of the 2029 Notes	4,596	—	251	—	—	—
Number of shares used in diluted calculation	363,472	25,461	358,636	26,059	350,292	25,918
Diluted net income per share	$ 0.31	$ 0.32	$ 0.52	$ 0.56	$ 0.14	$ 0.15

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Shares subject to outstanding stock options and RSUs	648	350	2,248
Unvested early exercised stock options and restricted shares of common stock	—	—	31
Shares subject to the employee stock purchase plan	—	15	—
Total	648	365	2,279

The Company uses the if-converted method for calculating any potential dilutive effect of the conversion options embedded in the Notes on diluted net income per share.

The Company entered into Capped Calls in connection with the issuance of the Notes. The effect of the Capped Calls was excluded from the calculation of diluted net income per share as the effect of the Capped Calls would have been anti-dilutive. The Capped Calls are expected to partially offset the potential dilution to the Company's Class A common stock upon any conversion of the Notes.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an auditors' report on the effectiveness of our internal control over financial reporting, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and Rule 15d15(d) of the Exchange Act that occurred during the fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Datadog, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Datadog, Inc. and its subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 18, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 18, 2026

Item 9B. Other Information

Trading Arrangements

During the three months ended December 31, 2025, the Company's directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted written plans intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c) for the sale of the Company's securities as set forth in the table below.

Name	Position	Action	Date	Total Shares of Class A Common Stock to be Sold	Expiration Date
Julie Richardson	Director	Adoption	November 7, 2025	4,865	December 31, 2026
Amit Agarwal [1]	Director	Adoption	December 8, 2025	200,000	March 19, 2027
Kerry Acocella	General Counsel and Secretary	Adoption	December 11, 2025	69,379 [2]	December 31, 2026
Sean Walters	Chief Revenue Officer	Adoption	December 12, 2025	183,046 [2]	June 30, 2027
David Obstler	Chief Financial Officer	Adoption	December 14, 2025	75,000	March 31, 2027
Olivier Pomel	Chief Executive Officer	Modification [3]	December 15, 2025	1,525,692 [4]	February 18, 2027

(1) The shares will be sold under a Rule 10b5-1 trading plan by the Agarwal 2018 Family Trust.
(2) The actual number of shares that will be sold under the Rule 10b5-1 trading plan will be reduced by the number of shares sold pursuant to the Company's election under its equity incentive plans to require the satisfaction of tax withholding obligations realized upon the vesting of RSUs and PSUs to be funded by a sell-to-cover transaction. The number of Company shares to be sold to satisfy the Company's tax withholding obligation is not known at this time as it is dependent on future events, including the future trading price of the Company's shares.
(3) Represents a modification under Rule 10b5-1(c)(1)(iv) of a Rule 10b5-1 trading plan adopted on September 15, 2025, which did not result in any change to the total number of shares to be sold under the plan.
(4) Approximately 509,000 shares will be sold in sell-to-cover transactions intended to satisfy tax withholding obligations and exercise costs realized upon the exercise of stock options.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item (other than as set forth below) will be included in the proxy statement for our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025, or the 2026 Proxy Statement, and is incorporated herein by reference.

We have adopted a Code of Conduct that applies to all our employees, officers and directors. The Code of Conduct is available on our website at www.investors.datadoghq.com. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website, as required by applicable law or the listing standards of Nasdaq. Our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report

(1) All financial statements

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	60
Consolidated Balance Sheets as of December 31, 2025 and 2024	62
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	63
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	64
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	65
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	66
Notes to Consolidated Financial Statements	67

(2) Financial Statement Schedules

All financial schedules have been omitted because the required information is either presented in the consolidated financial statements filed as part of this Annual Report on Form 10-K or the notes thereto or is not applicable or required.

(3) Exhibits

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Datadog, Inc.	8-K	001-39051	3.1	September 23, 2019	
3.2	Amended and Restated Bylaws of Datadog, Inc.	10-Q	001-39051	3.2	August 9, 2023	
4.1	Form of Class A Common Stock Certificate.	S-1/A	333-233428	4.1	September 9, 2019	
4.2	Description of Securities.	10-K	001-39051	4.2	February 25, 2020	
4.3	Indenture, dated December 12, 2024, between Datadog, Inc. and U.S. Bank National Association, as Trustee.	8-K	001-39051	4.1	December 12, 2024	
4.4	Form of Global Note representing Datadog, Inc.'s 0.00% Convertible Senior Notes due 2029.	8-K	001-39051	4.1	December 12, 2024	
10.1#	Datadog, Inc. 2012 Equity Incentive Plan, and terms of agreements thereunder.	S-1	333-233428	10.2	August 23, 2019	
10.2#	Datadog, Inc. 2019 Equity Incentive Plan and terms of agreements thereunder.	S-1/A	333-233428	10.3	September 9, 2019	
10.3#	Datadog, Inc. 2019 Employee Stock Purchase Plan.	S-1/A	333-233428	10.4	September 9, 2019	
10.4#	Performance Stock Units (PSU) Grant Notice and Award Agreement.	10-Q	001-39051	10.1	August 8, 2022	
10.5#	Form of Indemnity Agreement entered into by and between Datadog, Inc. and each director and executive officer.	S-1/A	333-233428	10.5	September 9, 2019	

10.6#	Offer Letter, by and between Datadog, Inc. and Olivier Pomel, dated May 20, 2011.	S-1/A	333-233428	10.6	September 9, 2019	
10.7#	Offer Letter, by and between Datadog, Inc. and David Obstler, dated August 28, 2018.	S-1/A	333-233428	10.7	September 9, 2019	
10.8#	Offer Letter, by and between Datadog, Inc. and Alexis Lê-Quôc, dated May 20, 2011.	10-Q	001-39051	10.1	May 7, 2021	
10.9#	Offer Letter, by and between Datadog, Inc. and Adam Blitzer, dated April 23, 2021.	10-Q	001-39051	10.1	May 6, 2022	
10.10#	Amended Offer Letter, by and between Datadog, Inc. and Sean Walters, dated January 5, 2022.	10-K	001-39051	10.12	February 24, 2023	
10.11#	Amended Offer Letter, by and between Datadog, Inc. and Yanbing Li, dated June 27, 2024.	10-K	001-39051	10.12	February 20, 2025	
10.12	Agreement of Sub-Sub-Sublease, by and between Datadog, Inc. and Ideeli Inc., dated April 14, 2016.	S-1	333-233428	10.9	August 23, 2019	
10.13	Agreement of Sub-Sublease, by and between Datadog, Inc. and BT Americas Inc., dated September 18, 2017.	S-1	333-233428	10.10	August 23, 2019	
10.14#	Amended and Restated Non-Employee Director Compensation Policy.	10-Q	001-39051	10.1	August 9, 2023	
10.15#	Form of Change of Control and Severance Agreement.	S-1/A	333-233428	10.13	September 9, 2019	
10.16	Form of Confirmation for Capped Call Transaction.	8-K	001-39051	99.1	December 12, 2024	
10.17	Agreement of Sublease, by and between Datadog, Inc. and Clearbridge Investments, LLC, dated July 9, 2020.	10-K	001-39051	10.14	March 1, 2021	
10.18	Lease, by and between Datadog, Inc. and FC Eighth Ave., LLC, dated July 28,2022.	10-Q	001-39051	10.2	August 8, 2022	
19.1	Insider Trading Policy.	10-K	001-39051	19.1	February 20, 2025	
21.1	List of Subsidiaries of Datadog, Inc.					X
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (incorporated by reference to the signature pages of this Annual Report on Form 10-K).					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

32.2*	[Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)					X
97.1*	[Policy Relating to Recovery of Erroneously Awarded Compensation.](#)	10-K	001-39051	97.1	February 23, 2024	
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

# Indicates management contract or compensatory plan.

* This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**DATADOG, INC.**

Date: February 18, 2026	By:	*/s/ Olivier Pomel*
	Name:	Olivier Pomel
	Title:	Chief Executive Officer and Director

**POWER OF ATTORNEY**

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Olivier Pomel and Alexis Lê-Quôc, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof

       Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Olivier Pomel Olivier Pomel	Chief Executive Officer and Director *(Principal Executive Officer)*	February 18, 2026
/s/ David Obstler David Obstler	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 18, 2026
/s/ Alexis Le-Quôc Alexis Le-Quôc	Chief Technology Officer and Director	February 18, 2026
/s/ Amit Agarwal Amit Agarwal	Director	February 18, 2026
/s/ Michael Callahan Michael Callahan	Director	February 18, 2026
/s/ Titi Cole Titi Cole	Director	February 18, 2026
/s/ Dev Ittycheria Dev Ittycheria	Director	February 18, 2026
/s/ Matthew Jacobson Matthew Jacobson	Director	February 18, 2026
/s/ Julie Richardson Julie Richardson	Director	February 18, 2026
/s/ Shardul Shah Shardul Shah	Director	February 18, 2026
/s/ Ami Vora Ami Vora	Director	February 18, 2026

Executive Leadership

Olivier Pomel
CEO & Co-Founder

Alexis Lê-Quôc
CTO & Co-Founder

David Obstler
Chief Financial Officer

Adam Blitzer
Chief Operating Officer

Yanbing Li
Chief Product Officer

David Galloreese
Chief People Officer

Sean Walters
Chief Revenue Officer

Kerry Acocella
General Counsel & Secretary

Board of Directors

Olivier Pomel
CEO & Co-Founder

Alexis Lê-Quôc
CTO & Co-Founder

Michael Callahan
Board Member

Dev Ittycheria
Board Member

Matt Jacobson
General Partner,
ICONIQ Capital

Julie Richardson
Board Member

Shardul Shah
Partner, Index Ventures

Titi Cole
Board Member

Amit Agarwal
Founder and CEO,
Standard Template Labs

Dominic Phillips
EVP and Chief Financial Officer,
Samsara

Ami Vora
Head of Product,
Anthropic

Common Stock Listing

Listed: NASDAQ Global Market
Symbol: DDOG

Transfer Agent and Registrar

Equiniti Trust Company, LLC
48 Wall Street
Floor 23
New York, NY 10005

Independent Accountants

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112

Investor Relations

For copies of this report or other financial information, please visit our website or contact:

Datadog Investor Relations
IR@datadoghq.com

Website: investors.datadoghq.com

Corporate Headquarters

Datadog
620 8th Ave
45th Floor
New York, NY 10018

Website: datadoghq.com

